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SHAW COMMUNICATIONS INC.

ANNUAL REPORT 2005

Shaw Communications
ANNUAL REPORT
August 31, 2005
SHAW COMMUNICATIONS INC.
ANNUAL REPORT
The Annual General Meeting of Shareholders will be held on January 12, 2006 at 11:00am (Pacific Time) at Shaw Tower, 1067 West Cordova Street, Vancouver, British Columbia.

Shaw Communications
REPORT TO SHAREHOLDERS
August 31, 2005
Dear Shareholders:
Fiscal 2005 was marked by a number of significant achievements, including customer growth, improved financial results, and enhanced products and services. It was a landmark year with the launch of our Digital Phone service, which positions us with a triple play offering of voice, video and data. All of this contributed to enhanced returns and greater shareholder value.
FINANCIAL HIGHLIGHTS
Our financial position continued to improve:

•	Total service revenue for the year was $2.2 billion, up 6.3% over last year.

•	Consolidated service operating income before amortization[1] was $982 million, up 6.1% over last year.

•	Funds flow from operations[2] was $763 million, up 10% over last year.

•	Free cash flow[1] for the year was $277 million, consistent with last year despite the increased investment made to support the launch of Digital Phone.

•	Net income for the year was $161 million or $0.64 per share, up from $91 million or $0.22 per share last year.
STRATEGIC FOCUS
We operate in a highly competitive, rapidly evolving business environment. Never have there been more businesses vying for the entertainment and communication dollar of consumers and such a vast array of choices. Competition increases daily, both because we expand our products into other domains and because new players emerge.
Our success this year resulted from a continuation of a number of long term strategies that emphasize our commitment to customers. These strategies are in line with our vision:
We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.
Our strategic focus is to:

•	leverage our network infrastructure to offer customers a wider variety of products and services;

•	enhance existing products to provide greater value for customers;

•	provide best-in-class, 24/7/365 service;

•	bundle our product offerings to provide value both to Shaw and the customer; and,

•	focus on sound capital management and operational efficiencies to keep our competitive edge.

Shaw Communications
REPORT TO SHAREHOLDERS
August 31, 2005
THIS YEAR’S SUCCESSES
Every year we look back and see how our strategy has delivered better value to the customer and increased value to our shareholders.
The launch of Shaw Digital Phone was a significant event for us and by year end we already had over 56,000 digital phone lines. We are offering a facilities-based, fully featured telephone service which utilizes our existing infrastructure. Based on this successful market launch, we are rapidly accelerating the rollout into other markets.
In addition to Digital Phone, customers grew across all other product lines. We are especially pleased with the 14% growth of our Internet customer base, which brings our industry-leading penetration to 55% of basic cable customers. This increase was partly due to the introduction of a number of product improvements, including Shaw Video Mail, Shaw Secure, Shaw Messenger, and increased speed of connectivity. These enhancements were made at little or no cost to the customer.
Bundling continues to grow with 48% of our customers now using more than one Shaw offering, up from 42% last year. This lowers costs, reduces churn and increases average revenue per customer.
Our Satellite division deserves a special mention for the outstanding success it had this year. Service operating income before amortization increased by 20% as a result of operating efficiencies and focused customer growth strategies in a mature, highly competitive sector. The Satellite division is now a meaningful contributor of free cash flow and, with its stable customer base and service offerings, we anticipate that this should continue going forward.
The successful implementation of our strategy has generated value for our shareholders. In fiscal 2005, Class B Non-Voting shares appreciated 23% and dividends almost doubled over the previous year. During the year, we also focused on repurchasing shares to take advantage of the value of our stock relative to the strong prospects for future value growth, and to that end, we repurchased 11,505,500 Class B Non-Voting shares for cancellation pursuant to the normal course issuer bid for $287 million. This represents 5.2% of the Class B Non-Voting shares outstanding at August 31, 2004.
CONCLUSION AND OUTLOOK
We plan to move forward with our long term strategy and, in particular, to continue to aggressively rollout Shaw Digital Phone. The prospects for growth of this product are strong and we anticipate that 20% penetration of basic cable customers is achievable in approximately three years. Digital Phone is expected to generate solid margins as it effectively leverages our existing infrastructure.
Investments required to support Digital Phone, network upgrades and service enhancements, and customer management and billing systems are expected to increase in fiscal 2006. These investments set the foundation for future growth.
Our success is a reflection of the Company’s resources, particularly its 7,400 employees whose efforts have been a key factor in achieving the strong results this year. We believe our strength is grounded in the sharing of common values that Shaw has nurtured over its history. This past year, we launched an internal campaign to share Shaw’s vision and values with all of our employees in order to reinforce our commitment to that common set of values.

Shaw Communications
REPORT TO SHAREHOLDERS
August 31, 2005
We are never satisfied with the status quo and we remain committed to creating more value for shareholders through delivery of exceptional products and services to our three million customers.
In closing, we would like to acknowledge the substantial contribution made by Charles V. Keating, who recently passed away. Charles was a pioneer of the cable television industry in Canada and the longest serving Shaw Director. He brought his love of life, people and the cable business to our Board and we are honoured to have been able to work so closely with him.

[Signed]	[Signed]

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer
Shaw Communications Inc.	Shaw Communications Inc.

[1]	See definitions under Key performance drivers in Management’s Discussion and Analysis.

[2]	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
November 21, 2005
FORWARD
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. All per share amounts reflect common per share amounts, and are based on unrounded amounts. Percentage changes are based on rounded amounts. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
I.     INTRODUCTION TO THE BUSINESS
A.     Company overview – core business and strategies
i)     Shaw Communications Inc.
Shaw Communications Inc. (“Shaw” or “the Company”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.
Shaw’s strategy is to maximize shareholder value through growth of free cash flow1. The key elements of this strategy include: leveraging its network infrastructure to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing best-in-class, 24/7/365 service; bundling our product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain our competitive edge.
Shaw is organized into two business segments. The relative size of each of the segments as a percentage of consolidated service revenue in fiscal 2005 is as follows: Cable – 72.3%; Satellite – 27.7%.
ii)     Cable
Cable is comprised of Shaw’s cable television, Internet, Digital Phone and Big Pipe operations. Shaw is the largest cable television provider in Western Canada with approximately 2.1 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 28% of the Canadian cable television market. Through its technologically advanced broadband network, Shaw had 1,168,063 Internet customers, 598,484 digital cable customers and 56,563 digital phone lines as at August 31, 2005. Shaw has the highest penetration of Internet in North America at 55% of basic cable customers. Big Pipe develops and manages Shaw’s inter-city fiber network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and provides Internet and data connectivity services to large businesses and other organizations.
Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, Shaw enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments. The plant and network is now essentially fully digital and two-way capable. During 2005 and 2004 Shaw made capital investments in order to leverage its existing network to offer telephony services. These ongoing investments have enabled Shaw to expand its service offerings to include digital programming, Internet, Video-on-Demand (“VOD”), High Definition Television (“HDTV”), and during 2005 Shaw Digital Phone.
In order to offer the Digital Phone service, Shaw is utilizing the PacketCable™ technology and DOCSIS™ specifications. The customers’ existing phone lines are connected into a modem usually installed at the location of the central wiring in the customer’s premise. The modem converts the voice conversation (waves) into digital IP packets that are carried to a IP based telephone switch (“softswitch”). At this point the packets are transformed again into analog signals and handed off to the public switched telephone network or may be routed through the IP network to the called party. Over the past fiscal year, Shaw invested $49.1 million of capital on the deployment of Digital Phone, which

[1]	See definitions under Key performance drivers in Managements Discussion and Analysis.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
includes costs associated with acquiring and operating the softswitch, IP transport, network redundancy, network and customer premise equipment and back-up powering, network status monitoring, provisioning systems, information technologies and systems integration.
The entry into the triple play market of voice, video and data with the launch of Digital Phone was a significant milestone for Shaw. As at August 31, 2005 Shaw is offering a primary line Digital Phone service across certain of its cable service areas including Calgary, Edmonton and Winnipeg. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service. It combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the U.S., and six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required.
In the fall of 2003, Shaw deployed an advanced generation of cable modems based on the DOCSIS™ 2.0 specifications. This advanced generation of cable modem technology enabled Shaw to increase the capabilities and reliability of its high-speed data network by increasing the capacity and throughput in both the upstream and downstream portions of the cable plant. As a result, the network has the ability to provide up to 30 megabit per second (Mbps) capacity in both directions, representing about five times the capacity of current cable modems. Shaw is currently investing in a multi-year system wide upgrade of its network to 860 MHz from the current 550/750 MHz capacity. This continued investment in plant infrastructure will accommodate further growth opportunities in digital programming, VOD, HDTV, Internet, and accelerate digital phone growth. Shaw will continue to focus its efforts on aggressively rolling out Digital Phone to additional markets in 2006.
Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings. Delivering value to customers creates value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn. Approximately 48% of Shaw cable customers subscribe to bundled services compared to 42% last year.
Finally, Shaw creates value through operating efficiencies. In the past, Shaw has accomplished this through its “clustering” strategy, which involves geographical consolidation and re-alignment of its cable systems to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. As a result, Shaw has consolidated its position as the dominant provider of cable television services in Western Canada. In 2004, Shaw acquired certain cable systems in Alberta and southern British Columbia from Monarch Cablesystems Ltd (“Monarch”).
iii)    Satellite
Satellite is comprised of DTH (Star Choice) and Satellite Services. DTH distributes digital video and audio programming services via DTH satellite to Canadian residences and commercial establishments. It is one of two DTH satellite operators licensed by the Canadian Radio-television and Telecommunications Commission (“CRTC”) to deliver digital subscription video and audio programming services via satellite directly to subscribers’ homes and businesses. Satellite Services has three principal lines of business: (a) redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as a satellite relay distribution undertaking (“SRDU”); (b) providing uplink and network management services for

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
conventional, specialty and pay broadcasters on a contract basis; and c) through Cancom Tracking Solutions, providing mobile tracking and messaging services to approximately 450 companies, making it the largest provider of such services in the long-haul trucking industry in Canada, with over 30,000 vehicles using its services.
Star Choice began the national roll-out of its digital DTH services in October, 1997 and, at August 31, 2005, had 844,662 subscribers across Canada. Star Choice’s customer acquisition strategy has evolved from predominantly rural households not served by cable or underserved by cable (i.e., served by cable systems that offer fewer than 80 channels) to households that have access to a full range of cable services primarily in urban areas. In early fiscal 2005, Star Choice further enhanced its service offerings. First, Star Choice is operating with additional capacity on Telesat’s Anik F2 satellite, which replaces the Anik E2R satellite. This has enabled Star Choice to offer its customers more HDTV channels and additional programming services. Second, Star Choice introduced new receivers which have provided a more economical entry point for new customers and enabled existing customers to expand Star Choice services in their homes.
Star Choice and Satellite Services share a common satellite infrastructure. They each distribute largely the same digital video and audio signals to different markets (residential and business), thereby allowing Shaw to derive distinct revenue streams from different customers using a common platform.
The Business Television business which built and maintained satellite interactive distance learning networks was sold in March 2003.
B.     Seasonality
Although financial results of the business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. For example, the Cable segment typically experiences the highest levels of subscriber growth during the first quarter as post-secondary students return to school, customers return from vacation or re-connect cable in anticipation of the new television season. Correspondingly, subscriber growth tends to be lower or negative in the third and fourth quarters as the school year ends, vacation period begins and the television season ends. Subscriber growth in the Satellite business segment is also affected by vacation schedules as customers reconnect and disconnect DTH services at summer homes. Further, “snowbirds” (customers who vacation in warmer climates during the winter months) may also connect and reconnect DTH or cable services on a seasonal basis. In addition, new subscriber activations may also be positively affected by the Christmas holiday season. While subscriber activity is subject to seasonal fluctuations, it may also be affected by competition and varying amounts of promotional activity undertaken by the Company.
C.     Key performance drivers
Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.
FINANCIAL MEASURES:
i)     Service revenue
Service revenue, a measurement defined by Canadian and US generally accepted accounting principles (“GAAP”), is the inflow of cash, receivables or other consideration arising from the sale of products and services. Service revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

ii)	Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income (Loss) and Deficit. In the analysis of business segments, it excludes certain income and expense items such as litigation settlements, restructurings and write-down of inventory as detailed in Note 15 to the Consolidated Financial Statements. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Relative increases period over period in service operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to its customers in a cost-effective manner.
iii)    Free cash flow
The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	2005	2004	2003

($000’s Cdn)
Cable free cash flow(1)	228,617	272,250	205,178
Satellite free cash flow(2)	48,702	6,631	(106,919)

Consolidated free cash flow	277,319	278,881	98,259

(1)	The reconciliation of free cash flow for cable is provided on page 31.

(2)	The reconciliation of free cash flow for satellite is provided on page 36.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, entitlements on equity instruments net of current taxes, cash taxes on net income, capital expenditures (on an accrual basis) and equipment costs (net). All of the line items used in the free cash flow calculation, with the exception of equity instruments net of current taxes, are as reported on a segmented basis in the Company’s Note 15 to the Consolidated Financial Statements. Therefore, segmented capital expenditures and equipment costs (net) exclude capital expenditures in respect of the Burrard Landing Lot 2 Partnership (the “Partnership”). The Partnership, which the Company is required to proportionately consolidate, is financed by 25 year secured mortgage bonds with no recourse to the Company. Segmented service operating income before amortization, which is the starting point of the free cash flow calculation, excludes prepayments on an indefeasible right to use (“IRU”) certain

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
specifically identified fibers and the profit from satellite services equipment, both of which are recognized as amortization line elements in the income statement. As a result, prepayments on IRUs in amounts not exceeding the cost to build those fibers and equipment profit from satellite services are subtracted from the calculation of segmented capital expenditures and equipment costs (net).
STATISTICAL MEASURES:
i)     Subscriber counts, including penetration
The Company measures the count of its customers in Cable and DTH (Star Choice). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent.
Each building site of a commercial customer (e.g. hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and digital phone lines includes all phone lines on billing plus scheduled installations due to the growth nature of these products. All subscriber counts exclude complimentary accounts but include promotional accounts.
Cable measures penetration for basic services as a percentage of homes passed and in the case of all other services, as a percentage of basic customers.
Star Choice measures its count of subscribers in the same manner as cable counts its basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.
Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.
ii)     Customer churn
Customer churn is calculated as the number of new customer activations less the net gain of customers during the period, divided by the average of the opening and closing customers for the applicable period of calculation. Churn provides a measure of customer satisfaction and preferences.
D.     Critical accounting policies and estimates
The Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“GAAP”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP differences are identified where they exist. Refer to Note 21

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:
i)     Revenue and expense recognition
Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.
The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package. Subscriber connection fees and amounts charged on customer premise equipment that have no utility to the customer separate and independent of the Company providing additional subscription services, must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the DCT, modem and DTH equipment revenue commences once the subscriber service is activated. In the case of connection fee revenue and equipment revenue from DCTs, DTH equipment and modems, there is no specified term for which the customer will receive the related subscription revenue; therefore the Company considered its customer churn rate and other factors, such as competition from new entrants in the video and high-speed Internet markets, to arrive at a period of deferral of two years. In the case of revenue from truck tracking equipment sales, revenue is recognized over the period of the related service contract for airtime, which is generally five years. The Company also receives installation revenues in its Big Pipe operation on contracts with commercial customers. This revenue is deferred and recognized as service revenue on a straight-line basis over the related service contract, which is generally two years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.
In conjunction with these up-front fees, the Company also incurs incremental direct costs which include, in the case of equipment revenue, the cost of the equipment and related installation costs, and in the case of connection fee revenue, certain customer acquisition costs such as selling, administrative and reconnection costs. There are two alternatives to account for these incremental direct costs. The first alternative is to expense the costs immediately. The second alternative, as permitted by primary sources of GAAP, is to defer and amortize incremental costs directly related to the upfront revenue. EIC-141, “Revenue Recognition” states that the costs incurred related to the acquisition or origination of a customer contract should be accounted for on a basis similar to the three criteria set forth in EIC-27, “Revenues and Expenditures during the Pre-operating Period.” The Company has determined that the aforementioned incremental costs identified above meet the criteria for deferral. First, the costs, such as the equipment and installation, are directly related to obtaining the equipment revenue or connection fee revenue from the new customer. Second, the costs are incremental in nature. Third, the costs are recoverable from the related revenues. Historically, the Company has determined that the excess cost of the equipment over the upfront equipment revenue is recoverable from the related revenues of the ongoing subscription revenue.
The Company has chosen to defer and amortize the related costs over the same period as the deferred revenue. This provides the best matching of the costs of the equipment and subscriber connection with

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
the related up-front revenue and future revenue stream of subscription services. It is also consistent with the Canadian accounting standard “Financial Statement Concepts,” which recognizes that expenses that are linked to revenue-generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.
The cost of equipment and installation costs associated with DCTs, DTH equipment and modems generally exceeds the amounts received from customers on the sale of equipment; i.e. the equipment is sold to the customer at a subsidized price. The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.
The Company has limited its deferral of certain customer acquisition costs to the amount of related deferred connection fee revenue due to the non-tangible nature of these costs. Under US GAAP, subscriber connection fees are recognized as revenue when the connection is completed as it is considered a partial recovery of initial selling expenses and related administrative expenses.
Income statement classification
In connection with the adoption of EIC 141 in 2004, the Company changed its income statement presentation to distinguish amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment cost are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company has always segregated from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.
Subscriber connection and installation costs
The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.
ii)     Allowance for doubtful accounts
The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
iii)    Property, plant and equipment – capitalization of direct labour and overhead
As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the cost of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred.
Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology. Engineering is primarily involved in overall planning and development of the cable/ Internet/ Digital Phone infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In fiscal 2005 and 2004, the information technology department has devoted considerable efforts towards the development of a provisioning system for Digital Phone. Labour costs directly related to this and other projects were capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/ Internet infrastructure. Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, decrease of node sizes, and upgrades of the plant to 860 MHz capacity.

3.	Subscriber-related activities such as installation of new drops, satellite dishes and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g. wiring, dishes, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future service revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.
Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.
The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees (“UBEs”) which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.
iv)    Property, plant and equipment – capitalization of interest
As permitted by Canadian and US GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets, with the exception of the Partnership’s construction of the office/ residential tower in Vancouver. The interest is capitalized on the tower as the construction of it has taken place over a significant period of time and the interest on the Partnership construction facility is directly attributable to such activity. Capitalization of interest ceased when the tower was substantially completed and was ready for occupancy. The alternative accounting policy is to expense interest on construction immediately, which would have resulted in additional interest expense of $0.7 million, $1.4 million and $0.9 million in 2005, 2004 and 2003, respectively.
v)     Depreciation policies and useful lives
The Company depreciates the cost of property, plant and equipment over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain property, plant and equipment which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment.
vi)    Asset impairment
The valuations of all long-lived assets, including deferred charges, broadcast licenses, goodwill, investments in unconsolidated entities and capital assets are subject to annual review for impairment. The Company compares the carrying value of long-lived assets to valuations using unlevered discounted cash flow analysis. A two-step process determines impairment of capital assets. The first step determines when impairment is recognized and compares the carrying value of a capital asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying value exceeds this sum, a second step is performed which measures the amount of the impairment as the difference between the carrying value of the capital asset and its fair value calculated using quoted market price or discounted cash flows. Investments are compared to quoted market values (where available) or estimated net realizable value, and are reviewed to determine whether such impairment is other than temporary. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Changes in assumptions with respect to the competitive environment could result in impairment of assets.
vii)    Employment benefit plans
Shaw has a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
flows that is expected will be needed to settle employee benefit obligations. It is usually based on the yield on long-term, high-quality corporate fixed income investments and is determined at the end of every year. In 2005, the discount rate was 5.0% (2004 – 6.25%; 2003 – 6.50%). A 1% decrease in the discount rate would increase pension expense by approximately $2.0 million and the accrued benefit obligation by approximately $20.2 million.
viii)   Future income taxes
The Company has recognized future income tax assets in respect of losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of taxable losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.
ix)    Commitments and contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.
E.  Related party transactions
Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. Refer to Note 18 to the Consolidated Financial Statements for information on related party transactions.
F.     New accounting standards
Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 to the Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, and the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices. Shaw adopted the following policies in 2005:

(i)	Asset retirement obligations
Shaw adopted CICA issued Section 3110, “Asset Retirement Obligations” which was applicable to fiscal years beginning on or after January 1, 2004 and required retroactive application with restatement of prior periods. The application of this standard had no impact on the financial position or results of operations of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005

(ii)	GAAP Hierarchy and General Standards of Financial Statement Presentation
The Company adopted the CICA issued new Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. The effect of any change in accounting policy made on adopting this Section applied only to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. The application of these recommendations had no impact on the consolidated financial statements.

(iii)	Consolidation of Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” AcG-15 applied to annual and interim periods beginning on or after November 1, 2004 and was retroactively adopted. The application of AcG-15 had no impact on the Company’s consolidated financial statements.
The following polices will be adopted in future fiscal periods:

(i)	Equity Instruments
In 2006, the Company will retroactively adopt the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. The policy must be adopted retroactively, with restatement. As a result, the Company’s equity instruments including the Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan will be classified as debt instead of equity and the entitlements thereon will be treated as interest expense instead of dividends. Upon adoption of the standard on September 1, 2005, the financial statement items in the 2005 and 2004 consolidated financial statements will be restated as follows:

	Increase (decrease)
	2005	2004

($000s Cdn except per share amounts)
Consolidated balance sheets:
Deferred charges	13,247	19,816
Long-term debt	454,775	693,578
Future income taxes	14,033	14,758
Equity instruments	(498,194)	(724,923)
Deficit	(42,633)	(36,403)

Decrease in deficit:
Adjusted for change in accounting policy	(36,403)	(16,257)
Decrease in equity entitlements (net of income taxes)	(31,318)	(40,185)
Decrease in gain on redemption of COPrS	12,803	–
Decrease in gain on settlement of Zero Coupon Loan	4,921	–
Decrease in net income	7,364	20,039

	(42,633)	(36,403)

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005

	Increase (decrease)
	in net income
	2005	2004

($000s Cdn except per share amounts)
Consolidated statements of income:
Increase in amortization	(258)	(312)
Increase in interest	(48,541)	(62,302)
Increase in foreign exchange gain on unhedged long-term debt	34,258	24,559
Increase in debt retirement costs	(6,311)	–
Decrease in income tax expense	13,488	18,016

Decrease in net income	(7,364)	(20,039)

Increase in earnings per share (in $):	0.03	0.09

	Increase (decrease)
	2005	2004

($000s Cdn)
Statement of cash flows:
Operating activities	(41,468)	(38,343)
Financing activities	41,468	38,343

(ii)	Non-monetary Transactions
In 2006, the Company will prospectively adopt the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The Company does not expect that this standard will have a significant impact on its consolidated financial statements upon adoption.
G.    Known events, trends, risks and uncertainties
The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange and market value risks
•	Contingencies
•	Uninsured risks of loss
•	Reliance on suppliers
•	Holding company structure
•	Control of Shaw by the Shaw family
i)     Competition and technological change
Shaw’s businesses currently face competition from both regulated and non-regulated entities utilizing existing or new communications technologies and may face competition in the future from other

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
technologies being developed or to be developed. In addition, the regulatory and public policy trends generally favour the emergence of a more competitive environment in Canada.
CABLE TELEVISION AND DTH
Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. Shaw also either currently competes or may in the future compete with other distributors of video and audio signals, including DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service.
The Star Choice DTH business faces the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.
DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice (a subsidiary of Shaw) and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved rapid subscriber growth and together provide service to approximately 2.4 million Canadian households. In addition, grey and black market DTH providers (i.e., providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also constitute competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service. In a decision rendered in the fall of 2004, however, a Quebec court ruled that the relevant provisions of the Radiocommunication Act (Canada) violate the freedom of expression guarantees in the Canadian Charter of Rights and Freedoms. This decision was overturned on appeal, but a further appeal to the Quebec Court of Appeal is pending.
MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licenses to Craig Wireless International Inc. (formerly Skycable Inc.) with respect to certain areas of Manitoba and British Columbia, and to Image Wireless Communications Inc. with respect to certain areas of Alberta and Saskatchewan. The CRTC has also issued a license to Look Communications Inc. to operate MDS undertakings in southern and eastern Ontario and in Quebec.
In recent years, the CRTC has also licensed a number of competitive cable television undertakings to operate within the authorized service areas of incumbent cable licensees. One of these competitive undertakings, Novus Entertainment Inc., operates within one of Shaw’s licensed service areas in Vancouver.
Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licenses from the CRTC. To date, six telephone companies have been granted broadcasting distribution licenses to provide television services, including in some cases, VOD: Telus Corporation, with respect to Alberta, British Columbia and parts of Quebec; SaskTel in Saskatchewan; Manitoba Telecom Services Inc. (“MTS”) in Manitoba; Bell Canada, with respect to parts of Ontario and Quebec; Télébec in Quebec; and Aliant Telecom Inc. in Atlantic Canada. SaskTel launched its service in September, 2002, and as of December 31, 2004 had over 25,000 customers. Manitoba Telecom Services Inc. launched its service in January, 2003, and as of June 30, 2005 had approximately 41,000 customers.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
To date, none of these competitors has had a material impact on Shaw’s overall cable television operations. Almost all of Shaw’s cable systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fiber optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings including, for example, VOD, interactive television, digital cable, HDTV, and Digital Phone. There can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.
INTERNET
There are a number of different types of Internet service providers (“ISPs”) offering residential and business Internet access services that compete with Shaw’s Internet services. These include on-line service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.
Many ISPs provide telephone dial-up Internet access services that are limited to access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). According to a report from the CRTC dated November 2004, approximately 36% of all Internet subscribers in Canada used low-speed dial-up access services, while the other 64% used high-speed services.
High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High-speed services enable users to transmit and receive text, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc. and its affiliates and Telus Corporation.
The ISPs have access to cable companies’ facilities to deliver competing Internet access service. Currently, competing ISP’s have access to high-speed access services of Shaw pursuant to a third party Internet access tariff that came into effect on November 2, 2004. Such third party access services are available in Vancouver, Victoria, Calgary, Edmonton and Winnipeg; however, no ISPs have subscribed to the tariff. Until such time as an ISP subscribes to the tariff, or in areas where Shaw’s third party Internet access services are not available, Shaw has been directed by the CRTC to allow ISPs to resell cable Internet services at a 25% discount from the retail rate. Currently, there are three ISPs using Shaw’s resale services at the resale discount rate.
Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued growth for high speed Internet services, such as Shaw High-Speed Internet.
SATELLITE SERVICES
In its Canadian SRDU business, Cancom faces competition principally from Bell ExpressVu, which received an SRDU license from the CRTC in 1999. At present, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada. Cancom also faces competition from the expansion of fiber distribution systems into territories previously served only by SRDU operators. This expansion permits

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.
INTERNET INFRASTRUCTURE
Through its Big Pipe subsidiaries, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Big Pipe’s competitors include incumbent local exchange carriers (such as Telus Corporation and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.
DIGITAL PHONE
The competitors of Shaw Digital Phone include incumbent telephone companies (“ILECs”)(such as Telus Corporation, MTS, and subsidiaries or affiliates of BCE Inc.), competitive local exchange carriers (such as Rogers Telecom Inc., formerly Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.). As the market for VoIP services develops and as VoIP technology evolves, new competitors (such as IT providers, network vendors and system integrators) may emerge from companies that have not offered voice solutions in the past.
The ILECs currently control the vast majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. While the CRTC has issued decisions and policies that emphasize its commitment to ensuring sustainable facilities-based competition to the ILECs, it is currently engaged in a process to determine the most efficient and effective regulatory regime to reach that goal in local markets. Specifically, the CRTC has initiated a proceeding to establish appropriate terms and conditions under which it would forbear from regulating the local service of the ILECs. A decision in this matter is expected in calendar 2006. In addition, in April, 2005, the Minister of Industry appointed a three person panel to make recommendations on the major issues and priorities for telecommunications policy and regulatory reform with a view of modernizing Canada’s telecommunications framework to the benefit of all Canadians. It is expected that this panel will submit its report to the Minister of Industry by the end of calendar 2005. The outcome of such review of Canada’s telecommunications policy and regulatory framework may negatively affect the business and prospects of Shaw Digital Phone.
IMPACT OF REGULATION
Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act, Telecommunications Act and Radiocommunication Act). These regulations and policies are generally administered by the CRTC under the supervision of the Federal Departments of Industry and Canadian Heritage. Accordingly, the Corporation’s results of operations are affected by changes in regulations and decisions by regulators. Changes in the regulation of Shaw’s business activities, including decisions by regulators affecting the Corporation’s operations (such as the granting or renewal of licenses; decisions concerning the regulation of ILECs in the provision of local services; the granting of additional distribution, broadcasting or programming licenses to competitors in the Corporation’s markets; or the introduction of new copyright liabilities) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Corporation’s

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
results of operations. The Corporation’s CRTC licenses must be renewed from time to time and cannot be transferred without regulatory approval.
ii)     Interest rate, foreign exchange and market value risks
Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.
Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian and US denominated senior notes and debentures with varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

3.	Equity instruments issued in Canadian and US dollars with original terms of 5 – 99 years as more fully described in Note 11 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the senior notes, debentures and Canadian Originated Preferred Securities (“COPrS”) are fixed-rate obligations. Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Shaw also uses interest rate swap transactions to fix the interest rates on a portion of its bank debt. At August 31, 2005 Shaw had “swapped out” $118.0 million of its $799.0 million Canadian floating-rate bank indebtedness by means of a Canadian interest rate swap transaction entered into with a major Canadian chartered bank. The swap fixes interest on a notional amount of bank debt of $118.0 million at an effective rate, which at August 31, 2005 was 8.89%. The interest rate swap reduces by $59 million on April 30, 2006 and fully terminates on April 30, 2007.

As at August 31, 2005, approximately 75% of Shaw’s consolidated long-term debt was fixed with respect to interest rates. Based on the variable rate debt outstanding and foreign exchange rate at August 31, 2005, a 1% increase in interest rates would result in an annual increase in interest expense of approximately $6.8 million. The equity instruments are also fixed with respect to entitlement rates, but are subject to the foreign exchange fluctuations described below.

(b)	Foreign exchange: As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since Shaw’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. In view of this, the Company’s policy with respect to US debt is that at least 70% of the amounts maturing within the next ten years be hedged to protect against exchange fluctuations, and at August 31, 2005, 97% of such maturities were hedged. The Company

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005

utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated bank and debenture indebtedness.

There is also an exchange risk present with respect to the US dollar denominated COPrS included in equity instruments which require quarterly interest payments and potential redemption in US dollars. However, because of the long period of time until mandatory redemption (92 years), it is not practical to hedge these requirements. In respect of the quarterly interest payments, Shaw has entered into a forward US dollar purchase contract with a major Canadian bank whereby it buys US dollars at a fixed rate on the quarterly interest payment dates to make these payments. The current agreement requires Shaw to purchase US dollars at an exchange rate of $1.4078 Cdn. until March 31, 2010.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. In respect of 2005, the Company entered into forward contracts providing for monthly or quarterly US dollar purchases under which the Company purchased approximately US $58 million at an average exchange rate of 1.2629 Cdn. With respect to 2006, the Company has entered into forward contracts to purchase approximately US $82 million over a period of 12 months commencing in September 2005 at an average exchange rate 1.2122 Cdn.

Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

The following tables summarize the impact of changes in the Cdn/US dollar exchange rate on the unhedged portion of Shaw’s US denominated debt.

				Impact on
	Change in	Change in	Change in	income
	Cdn $ vs.	principal	interest	(loss) per
	US $	amount	expense	share(1)

(In $millions Cdn except per share amounts)
Debt	$0.01	0.3	–	0.001
	$0.03	0.9	–	0.003
	$0.05	1.4	–	0.005

(1)	Assumes income tax recovery of 35.5% and includes the impact of foreign exchange gain or loss, interest and dividend entitlements.

Under Canadian GAAP, equity instruments such as the COPrS are classified as equity and are measured using historical values; therefore the principal amount stated in the financial statements does not change with foreign exchange rate fluctuations. Under US GAAP, equity instruments are classified as debt and are translated at the year-end rate of exchange; therefore the principal amount would fluctuate by $1.7 million for each one cent change in the Canadian dollar versus the US dollar.

(c)	Market value: The Company has $36.2 million of investments of which $25.5 million represents publicly traded securities. The value of the Company’s investments is subject to market risk. The market value of publicly traded investments at August 31, 2005 is $61.7 million.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
iii)    Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the corporation.
iv)    Uninsured risks of loss
Business interruption insurance covering damage or loss to one or more of the satellites that the Company uses in its DTH and Satellite Services business is not economically viable. In the event of a complete satellite failure, Shaw is entitled to receive certain compensation payments derived through Telesat’s underlying in-orbit insurance policy. Such compensation payment protection with respect to losses arising after February 17, 2006 is conditional on Shaw making further payments to Telesat. The Company purchased transponders on Anik F1 and Anik F2 from Telesat on an unprotected, non-preemptible service level basis, and Shaw has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. Shaw recently moved the services on the Anik F1 satellite to the newly-launched, state-of-the-art Anik F1R. The new Anik F1R satellite is expected to have increased power over what would have been otherwise available on Anik F1, resulting in improved reliability and stability for DTH customers. Shaw has a service arrangement with Telesat for the capacity on Anik F1R which has the same substantive benefits and obligations as on Anik F1. The F1R service arrangement expires in February 2016, which was the originally expected end-of-service life for Anik F1. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on a US satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.
Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is however mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.
v)     Reliance on suppliers
Shaw’s distribution and call center network is connected or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.
The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
vi)    Holding company structure
Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.
vii)    Control of Shaw by the Shaw family
As at November 21, 2005, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) own approximately 78.4% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.
II.    SUMMARY OF QUARTERLY RESULTS

		Service		Basic and
		operating income		diluted	Funds flow
	Service	before		earnings	from
Quarter	revenue	amortization(1)	Net income	per share	operations(2)

(In $000s Cdn except per share amounts)
2005
Fourth	562,958	250,759	66,382	0.29	198,889
Third	559,883	252,899	43,266	0.16	197,685
Second	549,919	244,311	32,122	0.16	185,943
First	537,050	234,024	18,815	0.04	180,766

Total	2,209,810	981,993	160,585	0.64	763,283

2004
Fourth	531,821	239,212	28,882	0.08	186,311
Third	532,015	237,659	24,828	0.06	179,260
Second	513,541	224,102	17,191	0.03	163,068
First	502,372	224,962	20,008	0.04	166,131

Total	2,079,749	925,935	90,909	0.22	694,770

(1)	See Key performance drivers on page 7.

(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.
Generally, service revenue has grown quarter-over-quarter as a result of customer growth and rate increases. Service operating income before amortization has also generally grown with declines noted in the first and fourth quarters of 2005 and also a modest decrease in the second quarter of 2004. The declines in 2005 were due to growth in expenditures exceeding the growth in revenues. The increased

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MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
expenses were costs primarily incurred to support continued growth, to prepare for increased competition and to launch digital phone. In 2004 the decrease was due to a charge for the settlement of litigation of $6.5 million.
Net income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization, in addition to changes in the components of debt that resulted in overall reductions of interest expense as a result of lower interest rates. The fourth quarter of 2005 also benefited from a $21.7 million after-tax gain recorded on the settlement of the equity forward sales contract in respect of the investment in Motorola Inc. (“Motorola”). The exceptions to the aforementioned is that earnings declined by $10.1 million and $2.8 million in the first quarter of 2005 and the second quarter of 2004, respectively. In the first quarter of 2005, the Company recorded a fair value loss of $21.6 million ($13.9 million after-tax) on a certain foreign currency forward contract. In the second quarter of 2004, the Company recorded a foreign exchange loss on unhedged long-term debt of $2.0 million compared to a gain of $4.8 million recorded in the first quarter of 2004.
The following factors further assist in explaining the trend of quarterly service revenue and service operating income before amortization:
Growth in subscriber statistics as follows:

	2005				2004

Subscriber statistics	First	Second	Third	Fourth	First	Second	Third	Fourth

Basic cable customers	17,109	(1,707)	1,338	3,733	21,894	(114)	2,910	5,830
Digital customers	21,501	15,517	9,764	11,167	15,652	15,778	16,762	24,712
Internet customers	47,748	32,539	27,034	39,804	48,040	35,305	19,173	23,488
Digital Phone Lines	N/A	3,512	18,938	34,113	N/A	N/A	N/A	N/A
DTH	(3,068)	4,815	6,252	8,760	(956)	6,483	12,344	1,506

Other operating costs:

•	In February 2004, the Company settled certain litigation which resulted in a $6.5 million charge against income.
Significant acquisitions and divestitures:

•	The acquisition of cable systems serving approximately 40,000 customers was completed effective March 31, 2004. These systems generated service revenue of approximately $3.9 million and $5.8 million in the third and fourth quarters of 2004, respectively, and service operating income before amortization of $2.1 million and $3.5 million in the third and fourth quarters, respectively. In 2005, these systems generated service operating income of approximately $3.5 million and $3.7 million in the first and second quarter respectively, and in the third quarter generated an additional $1.8 million over the amounts reported in the third quarter of 2004.
New Product Launch:

•	On February 14, 2005, the Company launched Shaw Digital Phone service in Calgary. The Company launched the product in Edmonton on April 25 and in Winnipeg on July 26.
•	During 2005 the Company launched on-screen ordering of VOD content in Calgary, Edmonton, Winnipeg, Saskatoon, Red Deer, Fort McMurray and Vancouver.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
III.   RESULTS OF OPERATIONS
OVERVIEW OF FISCAL 2005 CONSOLIDATED RESULTS

				Change

				2005	2004
	2005	2004	2003	%	%

(In $000’s Cdn except per share amounts)
Operations:
Service revenue	2,209,810	2,079,749	1,998,421	6.3	4.1
Service operating income before amortization(1)	981,993	925,935	817,641	6.1	13.2
Service operating margin	44.4%	44.5%	40.9%
Funds flow from operations(2)	763,283	694,770	544,175	9.9	27.7
Net income (loss)	160,585	90,909	(46,864)	76.6	294.0
Free cash flow(1)	277,319	278,881	98,259	(0.6)	183.8
Balance sheet:
Total assets	7,416,938	7,556,904	7,710,801
Long-term financial liabilities (including current portion of long-term debt)	2,744,767	2,650,680	2,917,068
Per share data:
Income (loss) per share – basic and diluted(3)	$0.64	$0.22	($0.38)
Weighted average number of participating shares
outstanding during period (000’s)	228,210	231,605	231,848
Cash dividends paid per share
Class A	0.305	0.155	0.045
Class B	0.310	0.160	0.050

(1)	See Key performance drivers on page 7.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

(3)	After deducting after-tax entitlements on equity instruments of $31,318 or $0.14 per share (2004 – $40,185 or $0.17 per share; 2003 – $40,193 or $0.17 per share) and including after-tax gains on redemption of COPrS and settlement of the Zero Coupon Loan of $17,724 or $0.08 per share (2004 – Nil, 2003 – Nil) for the year.
Highlights

•	Net income was $160.6 million for the year compared to income of $90.9 million in 2004 and a loss of $46.9 million in 2003.
•	Earnings per share were $0.64 compared to $0.22 in 2004 and loss of $0.38 in 2003.
•	Service revenue for the year improved to $2.2 billion from $2.1 billion last year and $2.0 billion in 2003.
•	Service operating income before amortization of $982.0 was up over last year’s amount of $925.9 million and $817.6 million in 2003.
•	Consolidated free cash flow was $277.3 million compared to $278.9 million in 2004 and $98.3 million in 2003.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005

•	Launched Shaw Digital Phone in three major markets. At August 31, 2005, the number of Digital Phone lines, including pending installations, was 56,563.
•	Dividends paid in 2005 almost doubled over 2004.
•	The Shaw customer base continued to grow with increases of 20,473 for basic cable (2004 – 30,520); 57,949 for digital (2004 – 72,904); 147,125 for Internet (2004 – 126,006); and 16,759 (2004 – 19,377) for DTH.
•	The Company repurchased 11,505,500 Class B Non-Voting Shares for cancellation, pursuant to a normal course issuer bid for $287.1 million ($24.95 per share) during 2005.
Revenue and operating expenses
2005 vs. 2004
In 2005 revenue increased 6.3% primarily due to customer growth, rate increases, the inclusion of a full year of revenue resulting from the acquisition of Monarch cable systems effective March 31, 2004 and the change in mix of promotional activities.
On February 14, 2005 Shaw entered the triple play market of voice, video and data with the launch of digital phone and as at August 31, 2005 offered a primary line Digital Phone service across certain of its cable services areas including Calgary, Edmonton and Winnipeg. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service. It combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the U.S. and six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required.
Consolidated service operating income before amortization increased 6.1% to $982.0 million. The improvements were due to overall revenue growth and reduced costs in the satellite division, while 2005 also benefited from a $6.5 million settlement of litigation deducted in the prior year. These improvements were partly offset by increased costs in the cable division, including expenditures incurred to support continued growth, to prepare for increased competition and to launch Digital Phone.
2004 vs. 2003
Consolidated service revenue was $2.1 billion versus $2.0 billion in 2003. The improved service revenue resulted from growth in the customer base, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004. Service operating income before amortization of $926.0 million increased by 13.2% over 2003. Included in the results was a charge of $6.5 million on the settlement of litigation in respect of an alleged breach of contract terms. The overall increase in service operating income before amortization resulted from growth in revenue and cost savings across all divisions.
In fiscal 2003, the Company sold its US cable systems. To present a view of the continuing operations of the Company excluding the US cable systems, the annual increase in service revenue and service operating income before amortization in 2004 over 2003 was 7.1% and 16.4%, respectively.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
Amortization

				Change

				2005	2004
	2005	2004	2003	%	%

(In $000s Cdn)
Amortization revenue (expense) –
Deferred IRU revenue	12,999	12,098	11,984	7.4	0.9
Deferred equipment revenue	71,677	82,711	91,863	(13.3)	(10.0)
Deferred equipment costs	(210,477)	(229,013)	(251,103)	(8.1)	(8.8)
Deferred charges	(6,337)	(7,796)	(21,125)	(18.7)	(63.1)
Property, plant and equipment	(408,866)	(403,395)	(413,381)	1.4	(2.4)

The 2005 and 2004 year-over-year decreases in amortization of deferred equipment revenue of 13.3% and 10.0%, respectively, are primarily the result of lower DTH equipment sales as well as the impact in 2005 of the reduction in the selling price of DTH equipment. Declining DTH equipment sales, combined with the strengthening of the Canadian dollar relative to the US dollar and decreases in the cost of customer equipment, caused the majority of the 8.1% and 8.8% decrease in amortization of deferred equipment costs in 2005 and 2004, respectively.
Amortization of deferred charges have decreased year over year primarily due to lower amortization of deferred financing costs due to the repayment of the $250 million Structured Note in 2004 and repayment of the Big Pipe and Cancom bank facilities in 2003, in addition to marketing launch costs becoming fully amortized in 2004 and 2003.
Amortization of property, plant and equipment decreased in 2004 compared to the prior year due to the sale of the US cable systems effective June 30, 2003.
Interest on long-term debt

				Change

				2005	2004
	2005	2004	2003	%	%

(In $000s Cdn)
Interest	214,408	219,472	259,702	(2.3)	(15.5)

Interest charges decreased from 2004 to 2005 as a result of lower average cost of borrowing mainly resulting from changes in the various components of long term debt, while the 2003 to 2004 comparison also benefited from reduced consolidated average debt levels.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
Investment activity gains and losses

				Increase (decrease)
				in income

	2005	2004	2003	2005	2004

(In $000s Cdn)
Gain on sale of investments	32,163	356	1,957	31,807	(1,601)
Write-down of investments	(1,937)	(651)	(15,000)	(1,286)	14,349
Gain on redemption of SHELS	–	–	119,521	–	(119,521)

Gain on sale of investments
The gains on sale of investments primarily resulted from the settlement of the forward sale contract in respect of the Motorola investment in 2005; sale of a minority interest in a small cable company in British Columbia in 2004; and, sales of Cogeco Cable Inc. shares, and another minority interest in a small cable company in British Columbia in 2003.
Write-down of investments
The comparative write-downs of investments are outlined in Note 5 to the Consolidated Financial Statements.
Gain on redemption of Variable Rate Equity Linked Debentures (“SHELS”)
The details of the gain on redemption of SHELS of $119.5 million in 2003 is outlined in Note 5 to the Consolidated Financial Statements.
Other income and expenses

				Increase (decrease)
				in income

	2005	2004	2003	2005	2004

(In $000s Cdn)
Loss on sale of satellite assets	–	–	(3,800)	–	3,800
Debt retirement costs	–	(2,598)	(10,634)	2,598	8,036
Foreign exchange gain on unhedged long-term debt	6,260	3,963	32,617	2,297	(28,654)
Fair value loss on forward currency forward contracts	(19,342)	–	–	(19,342)	–
Loss on sale and write-down of assets	–	–	(124,674)	–	124,674
Other gains	11,016	3,753	9,338	7,263	(5,585)

During 2003, Shaw sold its Star Choice Business Television division for $6.5 million which resulted in a $3.8 million loss.
In 2004, the Company incurred $2.6 million in debt retirement costs primarily related to the repayment of its $350 million credit facility due February 10, 2006. In 2003, the Company redeemed US $150 million Senior secured notes of Star Choice with part of the proceeds from the sale of the US cable systems. In connection with the redemption Shaw incurred $10.6 million in costs including early redemption premiums of US $9.8 million and the purchase of outstanding Star Choice warrants for

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
US $2.4 million. These costs were partially offset by the reversal of a mark-to-market credit related to the notes.
Shaw recorded foreign exchange gains on the translation of its foreign denominated unhedged long-term debt, which included the US denominated unhedged portion of its credit facility which ranged from US $28.9 million at August 31, 2005 to $57.2 million in fiscal 2003 and, until August 2003, the Star Choice US $150 million Senior secured notes. Due to the strengthening of the Canadian dollar relative to the US dollar, the Company recorded foreign exchange gains of $6.3 million, $4.0 million and $32.6 million in 2005, 2004 and 2003 respectively.
The Company’s forward purchase contract which provides US funds required for the quarterly entitlement payments on the US denominated equity instruments does not qualify for hedge accounting under Canadian GAAP. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value, which resulted in a loss of $23.6 million in 2005. In addition, the forward purchase contract entered into by the Company to purchase the US funds required to redeem the Series A COPrS in February 2005 was not eligible for hedge accounting. As a result, the forward purchase contract was fair valued and resulted in a gain of $4.3 million on settlement.
The loss on sale and write-down of assets of $124.7 million in 2003 was comprised of $74.7 million recorded on the Company’s sale of the US cable systems in June 2003 and a write-down of goodwill of $50 million.
The 2005 year-over-year increase in other gains of $7.3 million was mainly in respect of amounts reported on the sale of residential units of Shaw Tower by the Partnership. The 2004 year-over-year difference was a decrease of $5.6 million and was primarily in respect of lower foreign exchange gains on current monetary assets and liabilities.
Income tax expense
The income tax expense was calculated using current statutory income tax rates of 35.5%, 35.5% and 38% for the years 2005, 2004 and 2003, respectively, and was adjusted for the reconciling items identified in Note 14 to the Consolidated Financial Statements.
Equity loss on investees
The equity losses on investees were $0.3 million, $0.3 million and $1.9 million in 2005, 2004 and 2003, respectively, and are detailed in Note 5 to the Consolidated Financial Statements.
Investment in Burrard Landing Lot 2 Holdings Partnership
As described in Note 1 to the Consolidated Financial Statements, Shaw proportionately consolidates the assets, liabilities, revenues and expenses of its interest in the Partnership. During construction, all costs, including interest are capitalized to the cost of the building. The commercial construction of the building was completed in the fall of 2004, at which time Shaw began to include revenue and expenses in respect of the commercial activities which had a nominal impact on net income. Residential construction is expected to be completed in calendar 2005. Shaw has recorded gains on the sale of residential units of $6.2 million and based on pre-sales of the residential units, the Company expects to record further gains in the first and second quarters of 2006.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
Net income (loss) per share

				Change

				2005	2004
	2005	2004	2003	%	%

(In $000s Cdn except per share amounts)
Net income (loss)	160,585	90,909	(46,864)	76.6	294.0
After-tax equity entitlements	(31,318)	(40,185)	(40,193)	(22.1)	–
After-tax gain on Redemption of COPrS and Settlement of Zero Coupon Loan	17,724	–	–	–	–

Net income (loss) used for earning (loss) per share calculation	146,991	50,724	(87,057)	189.8	158.3
Divided by weighted average number of participating shares outstanding during period (000’s)	228,210	231,605	231,848	(1.5)	(0.1)
Income (loss) per share – basic and diluted	$0.64	$0.22	($0.38)	190.9	157.9

The percentage improvements in earnings (loss) per share in 2005 and 2004 differ from the respective percentage improvements in earnings because the per share calculation is affected by the deduction of after-tax entitlements on equity instruments and after-tax gains on repayment and settlement of equity instruments as illustrated in the above table. Earnings per share were $0.64 for the year, representing a $0.42 improvement over last year. The improvement was due to higher net income per share of $0.31, a reduction of equity entitlements per share of $0.03, and $0.08 per share attributable to the gains recorded through equity of $4.9 million on the repayment of the Zero Coupon Loan and $12.8 million on the redemption of the US $142.5 million 8.45% Canadian Originated Preferred Securities (“Series A COPrS”).
Net income (loss)
Net income was $160.6 million in 2005 compared to $90.9 million in 2004 and a net loss of $46.9 million in 2003. Net income for 2005 was up 76.6% over the prior year due to increased service operating income before amortization and the after-tax gain of $21.7 million recorded on the settlement of the forward sale of the Motorola investment. This increase was partially offset by fair value changes on foreign currency forward contracts in respect of Shaw’s US dollar denominated equity instruments. Under Accounting Guideline 13, the forward contracts in respect of equity instruments do not qualify for hedge accounting; therefore, fair value adjustments on the forwards are recorded in income which resulted in a pre-tax loss $19.3 million in the year.
Net income of $90.9 million in 2004 increased $137.8 million over 2003 mainly due to improved service operating income before amortization. The increased service operating income before amortization resulted from increased revenues as a result of growth in the customer base, rate increases, and the acquisition of the Monarch cable systems effective March 31, 2004, as well reduced expenses due to cost savings across all divisions.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
The year-over-year improvements are summarized as follows:

	2005	2004

(In $millions Cdn)
Increased service operating income before amortization	56.0	108.3
Decreased amortization of deferred net equipment cost and IRU revenue	8.4	13.0
Decreased (increased) amortization of deferred charges and property, plant and equipment	(4.0)	23.3
Decreased interest expense	5.1	40.2
Change in other net costs and revenue(1)	23.3	(4.5)
Increased income taxes	(19.1)	(44.2)
Decreased equity loss on investees	–	1.7

	69.7	137.8

(1)	Other net costs and revenue include gain on sale of investments, write-down of investments, loss on sale of satellite assets, debt retirement costs, foreign exchange gain on unhedged long-term debt, fair value loss on foreign currency forward contracts, provision for loss on sale and write-down of assets and other gains as detailed in the Consolidated Statements of Income (Loss) and Deficit.
SEGMENTED OPERATIONS REVIEW
Additional information concerning operating segments is presented in Note 15 to the Consolidated Financial Statements.
CABLE
FINANCIAL HIGHLIGHTS

				Change

				2005	2004
	2005	2004	2003	%	%

($000’s Cdn)
Service revenue (third party)	1,598,369	1,491,569	1,459,833	7.2	2.2

Service operating income before amortization(1)	797,583	779,579	727,458	2.3	7.2
Less:
Interest	171,847	174,988	190,002	(1.8)	(7.9)
Entitlements on equity instruments, net of current taxes	31,318	40,185	40,193	(22.1)	–
Cash taxes on net income	22,633	25,043	34,809	(9.6)	(28.1)

Cash flow before the following:	571,785	539,363	462,454	6.0	16.6
Capital expenditures and equipment subsidies	343,168	267,113	257,276	28.5	3.8

Free cash flow(1)	228,617	272,250	205,178	(16.0)	32.7

Operating margin(1)	49.9%	52.3%	49.8%	(2.4)	2.5

(1)	See Key performance drivers on page 7.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
2005 vs. 2004
OPERATING HIGHLIGHTS

•	Shaw launched Digital Phone in Calgary, Edmonton and Winnipeg and as at August 31, 2005 pending and installed Digital Phone lines totaled 56,563.
•	Customer base grew across all products and penetration of customers who subscribe to bundled services increased to 48.2% up from 42.4% last year.
•	Effective November 26, 2004, Shaw introduced rate increases of approximately $1 per month on most of its packages. The increases generated additional monthly revenue of approximately $2.0 million per month when they were fully implemented at the end of January 2005.
Annual cable service revenue improved 7.2% over last year. The increase was primarily driven by customer growth including Shaw’s entry into the telephony market, rate increases and a full year of revenue from the Monarch cable systems acquired in the third quarter of fiscal 2004.
Fiscal 2005 was an exciting year for cable with the launch of Shaw Digital Phone in three major markets. At the same time, Shaw continued to invest in value added services and product improvements, including Shaw Video Mail, Shaw Secure, Shaw Messenger and increased speed of connectivity to its Internet product. As a result, Shaw’s Internet suite includes a comprehensive security package, a complete online messaging service and the ability to send video email up to two minutes in length to multiple recipients all at increased speeds of up to 40% on high-speed Internet products. In addition, cable continued to roll out on-screen ordering of VOD content and to enhance customer support. The required investment in people and services to support these initiatives, plus increased network fees, premise and compliance costs contributed to the lower growth rate of service operating income before amortization of 2.3% for the year.
The cable division has experienced increased competition with video competitors, such as MTS and SaskTel in Winnipeg and Saskatoon, respectively. MTS entered the video market in 2004 and SaskTel in 2003. In addition, Telus, which operates in Shaw’s Alberta and British Columbia service areas, was granted a broadcasting distribution license in 2003 to enter the market and Shaw anticipates additional competition when Telus launches their video service. In response, Shaw continues to solidify its strong customer relationships through initiatives such as same day/next day service, enhancing the attractiveness of its current products with new features and launching Digital Phone. While these required investments have exerted pressure on cable margins, which were 49.9% compared to 52.3% last year, they are expected to position the Company for future growth as the roll out of Digital Phone continues.
2004 vs. 2003
OPERATING HIGHLIGHTS

•	Cable generated free cash flow of $272.3 million in 2004, which represents a 32.7% increase over 2003 free cash flow of $205.2 million.
•	Effective March 31, 2004, Shaw acquired cable systems from Monarch Cablesystems Ltd. which served approximately 40,000 customers in Banff, Canmore and the Medicine Hat region in Alberta as well as the Kimberley and Hope area in British Columbia.
•	Commencing in February 2004, Shaw applied rate increases of $1 to $2 per month to most of its packages. The increases generated additional monthly revenue of approximately $1.5 million when they were fully implemented at the end of May 2004.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
The annual increase in cable service revenue over 2003 was 2.2%. The year-over-year increase, after adjusting 2003 results to exclude the US cable systems sold in 2003, was 6.3%. The revenue growth is the result of increased customer base, rate increases implemented in 2004 and 2003, and the recent Monarch systems acquisition. The Monarch systems generated service revenue of $9.7 million for the year ended August 31, 2004.
Service operating income before amortization increased by 7.2% over 2003 and 10.5% after taking the 2003 sale of the US systems into account. The Monarch systems generated service operating income before amortization of $5.6 million for the year. The principal reason for the balance of the increases in service operating income before amortization is revenue growth arising from a higher customer base, rate increases and reduction of costs, including decreased bandwidth costs.
CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES – CABLE

				Change

				2005	2004
	2005	2004	2003	%	%

(In $000s Cdn)
Capital expenditures and equipment subsidies:
New housing development(1)	79,656	63,906	83,009	24.7	(23.0)
Success-based(2)	60,320	54,540	71,301	10.6	(23.5)
Upgrades and enhancement(3)	140,776	112,223	62,133	25.4	80.6
Replacement(4)	30,181	16,070	15,016	87.8	7.0
Buildings other	32,235	20,374	25,817	58.2	(21.1)

	343,168	267,113	257,276	28.5	3.8

Capital expenditure categories listed above includes:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.

(2)	Capital and equipment subsidies related to the acquisition of new customers, including installation of modems, digital cable terminals (“DCTs”), filters and commercial drops for Big Pipe customers.

(3)	Upgrades to the plant from 550 MHz to 750 MHz in 2003 and 750 MHz to 860 MHz in 2004, build out of fiber backbone to reduce use of leased circuits and costs to decrease Internet node size and Digital Phone capital in 2004 and 2005.

(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.
2005 vs. 2004
During 2005, Shaw increased certain capital expenditures to ensure that its network could support additional customer demand, and to accelerate the rollout of Digital Phone and other new products and services. As a result, capital expenditures increased 28.5% or $76.1 million over last year. Shaw invested $49.1 million of capital on the deployment of Digital Phone during the 2005 year (2004 – $14.0 million). The fixed capital portion of the Digital Phone investment, plus enhancements and replacements of amplifiers, power supplies, nodes and other network components, is reflected in higher annual spending of upgrades/ enhancements and replacement capital, which combined, increased $42.7 million over last year. The remaining increase in annual capital spending of $33.4 million is due to increased spending of $15.7 million on new housing development, $11.9 million on buildings and other and $5.8 million on success-based capital. The new housing development spending increased as a result of increased construction, principally in Alberta and British Columbia, and recoveries of capital

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
recorded last year. Buildings and other were up mainly due to investments in new and enhanced information systems and the purchase of certain software licenses. Success-based capital increased due to Digital Phone customer premise equipment and the related installation activity.
2004 vs. 2003
Although total capital expenditures of $267.1 million in fiscal 2004 increased marginally from $257.3 million in 2003, the components of spending changed. The increase in upgrades and enhancements of $50.1 million reflects projects undertaken in 2004 related to 860MHz upgrades, preparation for Digital Phone and further DOCSIS™ 2.0 deployment. New housing development decreased $19.1 million or 23.0% as a result of the sale of the US cable systems and better coordination of construction projects with developers. Success-based spending decreased $16.8 million or 23.5% despite the net increase of Internet customers of 126,006 and digital terminals of 107,879 in 2004 compared to 125,933 and 57,093, respectively, in 2003. The decrease in spending reflects the deployment of lower cost DOCSIS™ modems for Internet customers, the strengthened Canadian dollar and reduced customer churn.
The decline in capital expenditures has not impaired customer growth as evidenced by subscriber gains highlighted in the following table.
SUBSCRIBER STATISTICS

				2005		2004

					Change		Change
	2005	2004	2003(1)	Growth	%	Growth	%

CABLE:
Basic subscribers	2,142,961	2,122,488	2,091,968	20,473	1.0	30,520	1.5
Penetration as a % of homes passed	66.1%	67.2%	68.1%
Digital customers	598,484	540,535	467,631	57,949	10.7	72,904	15.6
Digital deployment (“DCTs”)	739,725	640,975	533,096	98,750	15.4	107,879	20.2

INTERNET:
Connected and scheduled installations	1,168,063	1,020,938	894,932	147,125	14.4	126,006	14.1
Penetration as % of basic	54.5%	48.1%	42.8%
Stand-alone Internet not included in basic cable	135,580	114,767	103,894	20,813	18.1	10,873	10.5
DIGITAL PHONE
Number of lines (2)	56,563	–	–	56,563	–	–	–

(1)	August 31, 2003 statistics are restated for comparative purposes to adjust subscribers as if the 2004 cable system acquisitions had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
During 2005, the cable division generated double-digit customer growth in all areas except basic cable. A key element of this growth has been the ability to offer bundled services. This lowers costs, reduces churn and increases average revenue per customer. Furthermore, the customer benefits from the ease of one point of contact for their home entertainment/ communication needs. Shaw’s bundling strategy was enhanced this year with the launch of Shaw Digital Phone. As at August 31, 2005, approximately 96% of Digital Phone customers subscribed to at least one other Shaw service.
Throughout the year, Shaw continued to enhance the value proposition of its product bundling with numerous service enhancements. In Internet, Shaw increased the speed of connectivity and added new

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
functionality including: Shaw Secure, a comprehensive Internet security package; Shaw Messenger, a complete online messaging service; and, Shaw Video Mail, an enhancement that gives customers the ability to send video email up to two minutes in length to multiple recipients. In the digital product, Shaw rolled out on-screen ordering of VOD content in all major markets and continued to expand its evolving library of movies. The interactive capabilities of VOD, with access to a growing library of content, continues to provide Shaw with a competitive advantage over its satellite and telephone company competitors. Shaw has further enhanced its digital offering through the introduction of the DCT 6208 digital terminal, the first set top box to incorporate both HDTV and a PVR, a new 24 hour HD movie channel from Movie Central, and a new interactive program guide that provides significant improvements over the previous version.
Digital customers increased by 57,949 in 2005 compared to an increase of 72,904 in 2004. The Internet customer base grew by 147,125 in 2005, compared to 126,006 last year. Internet penetration as a percentage of basic was 54.5% compared to 48.1% last year. Shaw continues to be the most successful North American cable operator in this regard.
The continued growth in Shaw’s customer base continues to be noteworthy given that it more than offset declines in customers as a result of intensified competition from new video competitors and it occurred during periods in which Shaw implemented rate increases. To maintain growth in this highly competitive market, Shaw continues to deliver high-quality, reliable service and excellent customer care, which includes 24/7/365 support.
At the end of the year, approximately 48.2% of Shaw customers subscribed to bundled services compared to 42.4% last year. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services such as Digital Phone, VOD and HDTV. Shaw’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by churn rates in the table below.

Churn(1)	2005	2004	2003

Digital customers	14.5%	15.5%	21.8%
Internet customers	15.1%	17.7%	20.1%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 7.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

				Change

				2005	2004
	2005	2004	2003	%	%

($000s Cdn)
DTH (Star Choice)	530,729	505,637	450,176	5.0	12.3
Satellite Services	80,712	82,543	88,412	(2.2)	(6.6)

Service revenue (third party)	611,441	588,180	538,588	4.0	9.2

Service operating income before amortization(1)	184,410	152,840	91,433	20.7	67.2
DTH (Star Choice)	141,687	111,150	52,814	27.5	110.5
Satellite Services	42,723	41,690	38,619	2.5	8.0
Less:
Interest(2)	41,384	44,484	69,700	(7.0)	(36.2)
Cash taxes on net income	334	1,692	897	(80.3)	88.6

Cash flow before the following	142,692	106,664	20,836	33.8	411.9

Less capital expenditures and equipment subsidies:
Success-based	82,780	95,958	122,419	(13.7)	(21.6)
Transponders	4,800	–	–	100.0	–
Other	6,410	4,075	5,336	57.3	(23.6)

	93,990	100,033	127,755	(6.0)	(21.7)

Free cash flow(1)	48,702	6,631	(106,919)	634.5	106.2

(1)	See Key performance drivers on page 7.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.
CUSTOMER STATISTICS

	2005	2004	2003

Star Choice Customers(1)	844,662	827,903	808,526

(1)	Including seasonal customers who temporarily suspend their service.

Churn(2)	2005	2004	2003

Star Choice customers	14.6%	16.8%	17.2%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 7.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
SATELLITE (DTH and Satellite Services)
2005 vs. 2004
OPERATING HIGHLIGHTS

•	Free cash flow for the year increased to $48.7 million compared to $6.6 million for the prior year.
•	Star Choice added 16,759 customers in 2005 compared to 19,377 last year.
•	DTH customer churn decreased to 14.6% from 16.8% in 2004.
•	On February 1, 2005 Star Choice implemented a rate increase on most of its programming packages ranging from $1.00 to $3.00 per month for a total average increase of approximately $1.50 per month.
Service revenue increased 4.0% over the prior year due to rate increases, customer growth and changes in the mix of promotional activities within the DTH business segment. Service operating income before amortization continued to outpace service revenue growth, with an increase of 20.7%, mainly due to reduced sales and distribution costs, lower bad debt costs, and a DTH inventory write-down which occurred last year.
Success-based capital spending for the year decreased $13.2 million primarily due to lower cost receivers and lower gross activations due to reduced churn. Annual spending on transponder and other assets increased over the prior year primarily due to the launch of Anik F2 and the purchase of additional capacity by Star Choice. The additional capacity offered by Anik F2 enabled Star Choice to offer eleven HDTV channels up from six in the previous year. During the last quarter of 2005, Star Choice entered into an agreement with Telesat to purchase two additional Ku-band transponders on Anik F2. This additional capacity is expected to be used to increase pay-per-view offerings and high definition services.
Throughout the year, Star Choice introduced a number of product enhancements. For example, in May, it became the first Canadian satellite distributor to introduce a dual tuner HDTV digital video recorder to the market with the launch of the DVR530 HD receiver. In the fourth quarter, it introduced the DSR505 HD receiver, which is the lowest priced HD receiver currently in the market. These ongoing product enhancements, combined with continued improvements in customer service and a focus on acquisition of customers less susceptible to credit risk, resulted in improved customer retention as outlined in the table above.
2004 vs. 2003
OPERATING HIGHLIGHTS

•	DTH added 19,377 customers in 2004 compared to 48,502 in 2003.
•	First year Satellite generates free cash flow reporting $6.6 million compared to negative $106.9 million in 2003.
•	Service operating income before amortization at Star Choice was $111.2 million in 2004 versus $52.8 million in 2003.
•	Effective February 1, 2004, the monthly fee on most programming packages increased by $3. This resulted in an increase in revenue of approximately $2 million per month when fully implemented by the end of March 2004.
The Satellite division increased annual service revenue by 9.2% over 2003 as a result customer growth and rate increases in DTH. The growth in service revenue combined with cost savings, including call

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
center efficiencies and lower sales and marketing expenses, resulted in service operating income before amortization increasing by 67.2% over 2003.
Although the rate of customer growth declined in relation to 2003, it was encouraging that DTH was able to grow its customer base despite the competitive challenges from the “black market” and other service providers and the monthly rate increase of $3 implemented on February 1, 2004. On an annual basis churn rates improved marginally over 2003.
The annual increase in customer retention was enhanced by improvements in customer service starting with the call center, where the percentage of abandoned calls during the fourth quarter of 2004 dropped to 2.1% compared to 31.4% in 2003. Not only does this reduce churn, but long distance fees are significantly reduced as a result of lower call waiting times. In addition, customer growth is enhanced as a result of Star Choice’s simple and affordable entry offers, in which, unlike its direct competitor, there are no long-term contracts that lock customers into high-end programming packages. Star Choice’s lineup was also bolstered by the introduction of 15 new video services during the third quarter of 2004, which represent a significant value-add to customers as they are able to take advantage of more time-shifting opportunities.
The improvement in free cash flow over comparative periods primarily resulted from increased service operating income before amortization in the DTH (Star Choice) segment, reduced success-based expenditures due to lower customer activations, and reduced interest expense as a result of the redemption of the US $150 million senior secured notes of Star Choice in 2003 and repayment of the $250 million Cancom structured note in 2004.

IV.	FINANCIAL POSITION
Total assets at August 31, 2005 were $7.4 billion compared to $7.6 billion at August 31, 2004. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2004.
Investments decreased by $7.7 million due to the settlement of the forward sale contract in respect of the Motorola investment.
Property, plant and equipment decreased by $103.1 million primarily due to current year capital expenditures being less than amortization for the year and the disposal of the residential units of the Shaw Tower.
Deferred charges decreased by $29.4 million mainly due to a decrease in deferred equipment costs of $22.8 million.
Broadcast licenses decreased by $0.9 million due to the sale of the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc. (“Corus”), a company subject to common voting control, for cash during the first quarter. The transaction was recorded at the exchange amount, representing the consideration received by Shaw from Corus. The consideration received reflected fair value as evidenced by similar transactions entered into by the Company. The transaction was reviewed by the Company’s Corporate Governance Committee, comprised of independent directors.
Total long-term debt increased by $94.1 million as a result of a net increase in bank line borrowings of $509.9 million offset by a decrease of $13.0 million in respect of the Partnership borrowings, a decrease of $127.8 million relating to the translation of US denominated debt, and repayment of the $275 million senior notes.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
Deferred credits increased by $111.7 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated senior notes of $121.5 million, offset by amortization of prepaid IRU rental of $12.7 million. Other long-term liabilities increased by $23.9 million due largely to a fair value adjustment in respect of a foreign currency forward contract which is not accounted for as a hedge. Future income taxes increased by $72.5 million primarily due to the future income tax expense recorded in the current year.
Share capital decreased by $338.0 million due to the redemption of the Series A COPrS of $192.9 million, the settlement of the Zero Coupon Loan of $33.9 million and the repurchase of 11,505,500 Class B Non-Voting Shares for cancellation for $111.5 million in the current year. The balance of the cost of the shares repurchased of $175.6 million was charged to the deficit. As at November 21, 2005 share capital is as reported at August 31, 2005, with the exception of the Class B Non-Voting Shares which were 207,274,005 due to the repurchase after August 31, 2005 of 1,360,000 shares for cancellation at an average price of $24.97.
V.  CONSOLIDATED CASH FLOW ANALYSIS
Operating activities

				Change

				2005	2004
	2005	2004	2003	%	%

(In $000s Cdn)
Funds flow from operations	763,283	694,770	544,175	9.9	27.7
Decrease (increase) in non-cash working capital balances related to operations	6,623	36,183	(5,734)	(81.7)	731.0

	769,906	730,953	538,441	5.3	35.8

Funds flow from operations increased year-over-year due to growth in service operating income before amortization and decreased interest and current income tax expense. The net change in non-cash working capital balances in 2005 over 2004 is primarily due to timing of collection of subscriber receivables and timing of payment of income tax installments while the net change in 2004 over 2003 is primarily due to the repayment of a vendor financing facility of approximately $40 million in 2003.
Investing activities

				Increase (decrease)
				in cash flow

	2005	2004	2003	2005	2004

(In $000s Cdn)
Cash flow used in investing activities	(380,032)	(407,223)	(95,037)	27,186	(312,186)

In 2005, proceeds on the sale of investments of $79.9 million partially offset the cash outlay required for capital expenditures and equipment subsidies of $452.6 million.
In 2004, the principal use of cash was for capital expenditures and equipment subsidies of $388.8 million and $24.3 million on the purchase of the Monarch cable systems, while in 2003, the cash required to fund capital expenditures and equipment subsidies of $420.6 million was mainly offset by

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
the proceeds on sale of the US cable systems of $257.4 million and reduction in inventory of $59.7 million.
Financing activities
The changes in financing activities during the year were as follows:

	2005	2004	2003

(In millions Cdn)
Redemption of COPrS	(172.4)	–	–
Cost to terminate foreign currency forward contract	(12.2)	–	–
Repayment of $275 million Senior notes	(275.0)	–	–
Settlement of Zero Coupon Loan	(27.9)	–	–
Repayment of $350 million credit facility	–	(350.0)	–
Repayment of $250 million Structured Note	–	(250.0)	–
Partial repayment of $300 million Senior notes	–	(3.2)	–
Issue of $350 million Senior notes	–	350.0	–
Bank loans and bank indebtedness – net borrowings (repayments)	505.7	47.0	(140.5)
Purchase of Class B Non-Voting Shares for cancellation	(287.1)	(86.0)	–
Dividends and equity entitlements	(112.0)	(75.3)	(50.6)
Debt retirement costs	–	(1.1)	(17.1)
Issuance of Class B Non-Voting Shares	0.2	–	–
Proceeds on prepayments of IRU	1.2	5.7	0.2
Increase (decrease) in Partnership debt	(8.6)	18.4	10.4
Repayment of US $150 million Star Choice Senior notes	–		(211.0)
Proceeds on term loan	–	–	350.0
Repayment of Cancom credit facilities	–	–	(364.0)

Cash flow used in financing activities	(388.1)	(344.5)	(422.6)

VI.    LIQUIDITY AND CAPITAL RESOURCES
In 2004, the Company improved its financial flexibility through the continued reorganization of its debt. During the first quarter of 2004, Shaw issued $350 million in 7.5% Senior unsecured notes due November 20, 2013. The net proceeds (after issue and underwriting expenses) from the issuance of the notes were $343.1 million which were used to repay the $350 million credit facility due February 10, 2006. Shaw cancelled its interest rate hedge for the $350 million facility incurring costs of $1.0 million. As a result of the debt restructuring, Shaw was able to extend $350 million of its credit horizon for another 8 years at a fixed rate of 7.5%. In addition, in the third quarter of 2004, Shaw amended its revolving credit facility such that $910 million will be available through April 30, 2009. Previously, the revolving facility was subject to an amortization schedule which reduced it to nil by April 30, 2007. The amended facility requires no amortization. It continues to be unsecured and ranks pari passu with the senior unsecured notes.
On December 15, 2003, Shaw repaid the $250 million Cancom Structured Note with $22 million in cash and the drawdown of its own credit facility. At August 31, 2004, Shaw had access to $859 million of available credit facilities based on existing bank covenants.
In the current year, Shaw generated $277.3 million of consolidated free cash flow. Shaw used its free cash flow plus the increase in bank loans of $510.0 million, proceeds on the sale of various assets of

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
$46.6 million, cash distributions from the Partnership of $10.6 million and other net cash items of $6.7 million to redeem the 8.45% Series A COPrS at a cost of $172.4 million, repay the Zero Coupon Loan and accrued interest thereon of $34.0 million, repay $275 million Senior notes, purchase $287.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $70.5 million and pay $12.2 million to terminate a foreign currency forward contract.
In November 2003, Shaw received approval from the Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase up to 11,000,000 Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. In the current year, Shaw received approval from TSX to renew its normal course issuer bid for another one year period which authorized Shaw to purchase up to 10,900,000 of its Class B Non-Voting Shares for the period for the period November 6, 2004 to November 7, 2005. Pursuant to these normal course issuer bids, during 2005 Shaw repurchased 11,505,500 of its Class B Non-Voting Shares for a total of $287.1 million. In September 2005, the Company received approval from the TSX to amend its normal course issuer bid which allowed the Company to purchase up to an additional 1,360,000 of its Class B Non-Voting Shares between September 7, 2005 to November 7, 2005. The Company repurchased these shares during this period for a total of $34.0 million.
In February 2005, the Company redeemed its outstanding Series A US $142.5 million 8.45% COPrS. The redemption was prudent given the prevailing interest and foreign exchange rate environments. The potential estimated economic benefit was approximately $25 million, representing the foreign exchange benefit realized on the redemption of the unhedged par value of the securities and the potential carrying charge savings over a term of ten years, net of the $12.2 million cost to break a cross-currency swap relating to the dividend payments on the securities. The gain, between the Series A COPrS book value and translated value, using the foreign exchange rate at the date of redemption, was $12.8 million net of income tax and this reduced the deficit. The pre-tax costs to terminate the foreign currency forward contract in respect of the entitlements on the Series A COPrS of $12.2 million was recorded against the foreign currency forward contract liability. The redemption was financed using Shaw’s existing revolving bank facility.
At August 31, 2005, Shaw had access to $323 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.
On November 2, 2005 Shaw announced an offering of senior unsecured notes and the redemption of the outstanding Series B US$172.5 million 8.5% COPrS. On November 16, 2005, Shaw closed the offering of $450 million principal amount of 6.1% senior unsecured notes due November 16, 2012. The net proceeds (after underwriting expenses) from the issuance of the notes were $442.3 million and will be used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans and for working capital purposes. Shaw believes the redemption of the Series B COPrS is prudent given the current interest and foreign exchange rate environments. The Company has entered into a forward US dollar purchase contract with a major Canadian bank whereby the Company will buy the US dollars required to fund the Series B COPrS principal repayment at a fixed rate of 1.1704.
On November 14, 2005 Shaw received approval from the Toronto Stock Exchange to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. Shaw is now authorized to acquire up to 11,900,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares as at October 31, 2005, during the period November 17,

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
2005 to November 16, 2006. Shaw continues to believe that purchases of Class B Non-Voting Shares under the bid are in the best interests of the Company and its shareholders and that such purchases constitute a desirable use of Shaw’s free cash flow that is expected to enhance the value of the remaining Class B Non-Voting Shares.
Debt structure
Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. The borrowings of Videon are unsecured, but are guaranteed by the subsidiaries of Videon. The demand operating line of credit of $10 million of Cancom is secured by assets and undertakings of certain of Cancom’s subsidiaries. There are no further restrictions that prevent the remaining subsidiaries of the Company from transferring funds to Shaw.
Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2005, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.
Off-balance sheet arrangement and guarantees
Guarantees
Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 16 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.
Financial instruments
The Company uses various financial instruments to reduce or eliminate exposure to interest rate and currency risks. The majority of the fair values of these instruments are not reflected on the balance sheet and are disclosed in Note 19 to the Consolidated Financial Statements. Further information concerning policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
Contractual obligations
The Company also has various operating leases and purchase commitments for equipment and other network infrastructure. The amounts of estimated future payments under such arrangements are detailed in the following table.
CONTRACTUAL OBLIGATIONS

	Payments due by period

		Within			More than
	Total	1 year	2-3 years	4-5 years	5 years

(In $000s Cdn)
Long-term debt	2,744,767	51,380	399,602	1,299,525	994,260
Operating lease obligations (maintenance of satellite transponders, lease of transmission facilities and lease of premises)	1,001,381	102,625	184,066	166,262	548,428
Purchase obligations	4,387	4,387	–	–	–
Other long-term obligations	37,465	1,088	2,141	4,939	29,297

	3,788,000	159,480	585,809	1,470,726	1,571,985

VII.   ADDITIONAL INFORMATION
Additional information relating to Shaw, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.
VIII.  COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS
Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations/ Corporate Governance/ Other Corporate Governance Information/ Compliance with NYSE Corporate Governance Listing Standards).
IX. CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2005
decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
August 31, 2005
November 21, 2005
The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.
Shaw Communications Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
The Audit Committee is appointed by the Board and its members are outside unrelated directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.
The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

[Signed]	[Signed]

Jim Shaw	Steve Wilson
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

Shaw Communications Inc.
AUDITORS’ REPORT
To the Shareholders of
Shaw Communications Inc.
We have audited the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2005 and 2004 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the three year period ended August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	-s- Ernst & Young
October 13, 2005	Chartered Accountants

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
As at August 31

	2005	2004
[thousands of Canadian dollars]	$	$

ASSETS [note 9]
Current
Cash	1,713	–
Accounts receivable [note 3]	114,664	119,519
Inventories [note 4]	45,224	42,973
Prepaids and other	19,116	16,975

	180,717	179,467
Investments and other assets [notes 5 and 11]	36,229	43,965
Property, plant and equipment [note 6]	2,189,235	2,292,340
Deferred charges [note 7]	237,999	267,439
Intangibles [note 8]
Broadcast licenses	4,684,647	4,685,582
Goodwill	88,111	88,111

	7,416,938	7,556,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	–	4,317
Accounts payable and accrued liabilities [note 13]	408,033	410,037
Income taxes payable	6,263	5,563
Unearned revenue	98,420	96,095
Current portion of long-term debt [note 9]	51,380	343,097

	564,096	859,109
Long-term debt [note 9]	2,693,387	2,307,583
Other long-term liabilities [notes 17 and 19]	40,806	16,933
Deferred credits [note 10]	1,010,723	898,980
Future income taxes [note 14]	1,054,816	982,281

	5,363,828	5,064,886

Commitments and contingencies [notes 9, 16 and 17]
Shareholders’ equity
Share capital [note 11] –
Class A Shares	2,487	2,490
Class B Non-Voting Shares	2,021,686	2,132,943
Equity instruments	498,194	724,923
Contributed surplus [note 11]	1,866	412
Deficit	(471,488)	(369,194)
Cumulative translation adjustment [note 12]	365	444

	2,053,110	2,492,018

	7,416,938	7,556,904

See accompanying notes
On behalf of the Board:

[Signed] JR Shaw Director	[Signed] Don Mazankowski Director

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND DEFICIT
Years ended August 31

[thousands of Canadian dollars	2005	2004	2003
except per share amounts]	$	$	$

Service revenue [note 15]	2,209,810	2,079,749	1,998,421
Operating, general and administrative expenses	1,227,817	1,153,814	1,180,780

Service operating income before amortization [note 15]	981,993	925,935	817,641
Amortization –
Deferred IRU revenue [note 10]	12,999	12,098	11,984
Deferred equipment revenue [note 10]	71,677	82,711	91,863
Deferred equipment costs [note 7]	(210,477)	(229,013)	(251,103)
Deferred charges [note 7]	(6,337)	(7,796)	(21,125)
Property, plant and equipment [note 6]	(408,866)	(403,395)	(413,381)

Operating income	440,989	380,540	235,879
Interest [notes 7, 9, 10 and 13]	(214,408)	(219,472)	(259,702)

	226,581	161,068	(23,823)
Gain on sale of investments [note 5]	32,163	356	1,957
Write-down of investments [note 5]	(1,937)	(651)	(15,000)
Gain on redemption of SHELS [note 5]	–	–	119,521
Loss on sale of satellite assets [note 2]	–	–	(3,800)
Debt retirement costs [note 9]	–	(2,598)	(10,634)
Foreign exchange gain on unhedged long-term debt	6,260	3,963	32,617
Fair value loss on forward currency forward contracts	(19,342)	–	–
Loss on sale and write-down of assets [note 8]	–	–	(124,674)
Other gains [note 1]	11,016	3,753	9,338

Income (loss) before income taxes	254,741	165,891	(14,498)
Income tax expense [note 14]	93,870	74,732	30,445

Income (loss) before the following	160,871	91,159	(44,943)
Equity loss on investees [note 5]	(286)	(250)	(1,921)

Net income (loss)	160,585	90,909	(46,864)
Deficit beginning of year	(369,194)	(336,695)	(238,102)
Gain on redemption of COPrS [note 11]	12,803	–	–
Gain on settlement of Zero Coupon Loan [note 11]	4,921	–	–
Reduction on Class B Non-Voting Shares purchased for cancellation [note 11]	(175,575)	(46,313)	–
Amortization of opening fair value loss on a foreign currency forward contract [note 7]	(3,195)	–	–
Dividends –
Class A and Class B Non-Voting Shares	(70,515)	(36,910)	(11,536)
Equity instruments (net of income taxes)	(31,318)	(40,185)	(40,193)

Deficit, end of year	(471,488)	(369,194)	(336,695)

Income (loss) per share [note 11]
Basic and diluted	$0.64	$0.22	($0.38)

See accompanying notes

Shaw Communications Inc.-
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended August 31

	2005	2004	2003
[thousands of Canadian dollars]	$	$	$

OPERATING ACTIVITIES [note 20]
Funds flow from operations	763,283	694,770	544,175
Net decrease (increase) in non-cash working capital balances related to operations	6,623	36,183	(5,734)

	769,906	730,953	538,441

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 15]	(336,888)	(256,136)	(257,683)
Additions to equipment subsidies [note 15]	(115,668)	(132,711)	(162,876)
Net (increase) reduction to inventories	(1,648)	7,898	59,708
Cable acquisitions [note 2]	–	(24,298)	(3,634)
Proceeds on sale of satellite assets [note 2]	–	–	6,461
Proceeds on sale of cable systems [note 2]	–	–	257,435
Proceeds on sale of investments and other assets	79,899	9,530	22,469
Costs to terminate IRU	(283)	–	–
Costs on redemption of SHELS	–	–	(2,113)
Acquisition of investments	(5,265)	(495)	(9,662)
Additions to deferred charges	(179)	(11,011)	(5,142)

	(380,032)	(407,223)	(95,037)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(4,317)	4,317	(2,303)
Proceeds on pre-payment of IRU	1,216	5,700	235
Debt retirement costs [note 9]	–	(1,134)	(17,134)
Increase in long-term debt	755,566	666,873	505,599
Long-term debt repayments	(529,353)	(859,142)	(858,510)
Redemption of COPrS	(172,364)	–	–
Repayment of Zero Coupon Loan	(27,875)	–	–
Cost to terminate foreign currency forward contract	(12,200)	–	–
Issue of Class B Non-Voting Shares, net of after-tax expenses	228	133	95
Purchase of Class B Non-Voting Shares for cancellation	(287,063)	(85,968)	–
Dividends paid –
Class A and Class B Non-Voting Shares	(70,515)	(36,910)	(11,536)
Equity instruments, net of current taxes	(41,468)	(38,343)	(39,084)

	(388,145)	(344,474)	(422,638)

Effect of currency translation on cash balances and cash flows	(16)	(9)	(13)

Increase (decrease) in cash	1,713	(20,753)	20,753
Cash, beginning of the year	–	20,753	–

Cash, end of the year	1,713	–	20,753

See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
1.      SIGNIFICANT ACCOUNTING POLICIES
Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); Direct-to-home (“DTH”) (Star Choice) satellite services and satellite distribution services (“Satellite Services”).
The consolidated financial statements are prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the financial statements of the Company are described in note 21.
Basis of consolidation
The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.
The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During the current year, the Company’s interest declined from 38.33% to 33.33% upon receipt of repayment of its equity contributions and a return on capital distribution.
The Company’s interest in the Partnership and in its results of operations and cash flows are as follows:

	2005	2004
	$	$

Working capital	344	–
Deferred charges	185	–
Property, plant and equipment	27,293	43,645

	27,822	43,645
Debt	23,432	36,442

Proportionate share of net assets	4,390	7,203

Operating, general and administrative expenses	1,464	–
Amortization	(579)	–
Interest	(1,177)	–
Other gains	7,470	–

Proportionate share of income before income taxes	7,178	–

Cash flow provided by operating activities	1,310	–
Cash flow provided by (used in) investing activities	18,023	(18,373)
Cash flow (used in) provided by financing activities	(8,637)	18,373

Proportionate share of increase in cash	10,696	–

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Acquisitions subject to CRTC approval may be held in trust by a trustee who exercises control over the business until such time as the CRTC renders a decision on the proposed acquisition. Accordingly, such acquisitions are recorded at cost until a decision is rendered and the Company is able to exercise significant influence or control and determine the appropriate form of accounting.
Investments
Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments include GT Group Telecom Inc. (“GT”) until February 4, 2003 (at which time GT was reorganized and resulted in the disposition of the Company’s interest in GT), The Biography Channel (Canada) Corp., MSNBC Canada Holdings Corp. and 3773213 Canada Inc. (G4TechTV Canada). Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and dividends received. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company’s share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down when there is clear evidence that a decline in value that is other than temporary has occurred.
When an equity accounted for investee issues its own shares, the subsequent reduction in the Company’s proportionate interest in the investee is reflected in income as a deemed dilution gain or loss on disposition.
Revenue and expenses

(i)	Service revenue
Service revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers.
Subscriber connection fees received from customers are deferred and recognized as service revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and reconnection costs related to subscriber acquisitions, in an amount not exceeding initial subscriber connection fee revenue, are deferred and recognized as an operating expense on a straight-line basis over the same two-years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.
Installation revenue received on contracts with commercial business customers is deferred and recognized as service revenue on a straight-line basis over the related service contract which is generally two years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

(ii)	Deferred equipment revenue and deferred equipment cost
Revenue from sales of modems, DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized on a straight-line basis over the same period. The DCT, DTH and modem equipment is generally sold to customers at a subsidized price in order to expand the Company’s customer base.
Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.
Recognition of deferred equipment revenue and deferred equipment cost is recorded as deferred equipment revenue amortization and deferred equipment cost amortization, respectively.

(iii)	Deferred IRU revenue
Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the income statement as deferred IRU revenue amortization.

(iv)	Advertising costs
Advertising costs are expensed when incurred with the exception of marketing costs incurred in prior years to launch new specialty services, which were deferred and amortized over a two-year period. Advertising expenses for 2005, 2004 and 2003 were $29,406, $26,310 and $28,098, respectively.
Inventories
Inventories include subscriber equipment such as DCTs, internet modems and DTH receivers, which are held pending rental or sale at a subsidized price. When subscriber equipment is sold at a subsidized price, the equipment revenue and equipment cost are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidies.
Property, plant and equipment
Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	10-15 years
Digital cable terminals and modems	5-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	2-10 years
Buildings	20-40 years
Data processing	4 years
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.
Deferred charges
Deferred charges primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years upon activation of the equipment; (ii) financing costs and credit facility arrangement fees related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt; (iii) costs incurred in respect of connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years: and (iv) an adjustment on a forward currency forward contract, amortized on a straight-line basis to deficit over the term to the maturity date of the contract.
Intangibles
The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast licenses which represent identifiable assets with indefinite useful lives.
Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value.
Deferred credits
Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) foreign exchange gains on translating hedged long-term debt; (iii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iv) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
over two years; (v) fair value adjustments on debt assumed on acquisitions amortized on a straight-line basis over the term of the debt; and (vi) deposits on future fiber purchase.
Interest capitalization
The Company capitalizes interest on construction projects when the interest expense is directly attributed to the construction activity and the project is developed over a significant amount of time. The Company capitalized interest of $656 (2004 – $1,385; 2003 – $907) in respect of its proportionate share of the Partnership’s construction of a major office/residential tower in Coal Harbour, Vancouver. Interest capitalization in respect of the office portion of the project ceased upon substantial completion of commercial construction. Interest capitalization ceased for the residential component of the project upon repayment of the related bank facilities (see note 9).
Income taxes
The Company accounts for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.
Equity instruments
The Company has the ability to satisfy interest and redemption obligations on various financial instruments through the issuance of Class B Non-Voting Shares. Accordingly, these instruments are included in shareholders’ equity and any payments thereon, net of taxes, are recorded as dividends.
Foreign currency translation
The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Adjustments arising from the translation of the financial statements are deferred and included in a separate component of shareholders’ equity.
Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain recognized on the translation and settlement of current monetary assets and liabilities was $2,471 (2004 – $61; 2003 – $8,032) and is included in other gains.
Exchange gains and losses on translating unhedged long-term debt are included in the Company’s Consolidated Statements of Income (Loss) and Deficit.
Exchange gains and losses on translating hedged long-term debt are included in deferred credits or deferred charges, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Financial instruments
The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, currency swaps, and foreign currency forward purchase contracts. Where permissible, the Company accounts for these financial instruments as hedges and as a result the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge US dollar denominated debt are deferred until the hedged item is settled, at which time they are offset against the gain or loss on the hedged item. Upon re-designation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged had been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred over the remaining life of the original debt instrument. Where hedge accounting is not permissible, the carrying values of derivative financial instruments are adjusted to reflect market value. The resulting gains and losses, in addition to the gains and losses realized on settlement of the contracts, are included in the Company’s Consolidated Statements of Income (Loss) and Deficit.
Those instruments that have been entered into by the Company to hedge exposure to interest rate risk are periodically examined by the Company to ensure that the instruments are matched with underlying liabilities, reduce the Company’s risk relating to interest rates and, through market value and sensitivity analysis, maintain a high correlation to the interest expense of the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s Consolidated Statements of Income (Loss) and Deficit.
Employee Benefit Plans
The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plan such as changes in discount rates, expected retirement age and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the defined benefit pension plan is 13.5 years (2004 – 10.5 years; 2003 – 8.4 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
August 31 is the measurement date for the Company’s employee benefit plans. Actuaries perform a valuation annually to determine the actuarial present value of the accrued pension benefits. The last actuarial valuation of the pension plan was performed August 31, 2005.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Stock-based compensation
The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital.
The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. Under the transition rules pertaining to stock-based compensation, the fair value of options granted subsequent to August 31, 2003 are expensed and credited to contributed surplus over the vesting period of the options of four years. For options granted prior to August 31, 2003, the Company discloses the pro forma net income and pro forma earnings per share in note 11 as if the Company had expensed the fair value of the options over the vesting period of the options.
Guarantees
The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees (see note 16).
Use of estimates and measurement uncertainty
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Key areas of estimation, where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carry forwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities and the recoverability of deferred costs, broadcast licenses and goodwill using estimated future cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of intangible assets.
Adoption of recent Canadian accounting pronouncements
(i)     Asset Retirement Obligations
In fiscal 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The application of this standard had no impact on the financial position or results of operations of the Company.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
(ii)    GAAP Hierarchy and General Standards of Financial Statement Presentation
In fiscal 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of this standard had no impact on the financial position or results of operations of the Company.
(iii)   Consolidation of Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” This guideline requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004 and was retroactively adopted in 2005. This guideline did not have an impact on the Company’s consolidated financial statements.
Recent Canadian accounting pronouncements
(i)     Equity Instruments
In fiscal 2006, the Company will retroactively adopt the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own equity instruments to be presented as liabilities, which is consistent with US standards. As a result, the Company’s equity instruments will be classified as debt instead of equity and the dividend entitlements thereon will be treated as interest expense instead of dividends. In addition, as the foreign denominated equity instruments are unhedged, they will be translated at period-end foreign exchange rates with the resulting gains and losses included in the

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Consolidated Statements of Income (Loss) and Deficit. Upon adoption of the standard on September 1, 2005, the financial statements will be restated as follows:

	Increase (decrease)

	2005	2004
	$	$

Consolidated balance sheets:
Deferred charges	13,247	19,816
Long-term debt	454,775	693,578
Future income taxes	14,033	14,758
Equity instruments	(498,194)	(724,923)
Deficit	(42,633)	(36,403)

Decrease in deficit:
Adjusted for change in accounting policy	(36,403)	(16,257)
Decrease in equity entitlements (net of income taxes)	(31,318)	(40,185)
Decrease in gain on redemption of COPrS	12,803	–
Decrease in gain on settlement of Zero Coupon Loan	4,921	–
Decrease in net income	7,364	20,039

	(42,633)	(36,403)

	Increase (decrease)
	in net income

	2005	2004
	$	$

Consolidated statements of income:
Increase in amortization	(258)	(312)
Increase in interest	(48,541)	(62,302)
Increase in foreign exchange gain on unhedged long-term debt	34,258	24,559
Increase in debt retirement costs	(6,311)	–
Decrease in income tax expense	13,488	18,016

Decrease in net income	(7,364)	(20,039)

Increase in earnings per share:	0.03	0.09

	Increase (decrease)

	2005	2004
	$	$

Statement of cash flows:
Operating activities	(41,468)	(38,343)
Financing activities	41,468	38,343

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

(ii)	Non-monetary Transactions
In fiscal 2006, the Company will prospectively adopt the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.
2.      BUSINESS ACQUISITIONS AND DIVESTITURES
Cable business acquisitions

	2004

			Issuance of
			Class B	Total
		Accounts	Non-Voting	purchase
	Cash	payable	Shares	price
	$	$	$	$

(i) Monarch	24,122	198	65,000	89,320
(ii) Other	176	–	–	176

	24,298	198	65,000	89,496

2003

Total
		Accounts	purchase
	Cash	payable	price
	$	$	$

(iii) Cable systems in US	3,634	–	3,634

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

	2004	2003
	$	$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	27,146	–
Deferred charges	450	–
Broadcast licenses	57,854	3,634
Future income taxes	5,400	–

	90,850	3,634

Working capital deficiency	1,354	–

Purchase price	89,496	3,634

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

(i)	Effective March 31, 2004, the Company purchased certain cable systems of Monarch Cablesystems Ltd. (“Monarch”). The cable systems service approximately 40,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. Monarch is controlled by a Director of the Company (see note 18).

(ii)	Effective September 1, 2003, the Company purchased a cable television system serving approximately 200 subscribers in the interior of British Columbia from a Director of the Company (see note 18).

(iii)	The Company purchased 854 subscribers in Florida in 2003.
Divestitures

(i)	Effective October 1, 2004, the Company sold the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc., a company subject to common voting control (see note 18).

(ii)	Effective June 30, 2003, the Company sold its US cable systems for net proceeds of $257,435. Prior to the sale, the Company had written down the US cable system broadcast licences by $80,000. Subsequent to the write-down, a recovery of the US dollar relative to the Canadian dollar reduced the final loss on sale to $74,674.

(iii)	Effective March 21, 2003 the Company sold its Star Choice Business Television division for $6,461 which resulted in a pre-tax loss of $3,800.

(iv)	During 2003, 360networks acquired GT. The transaction did not result in any recovery for the shareholders of GT.

3.	ACCOUNTS RECEIVABLE

	2005	2004
	$	$

Subscriber and trade receivables	136,852	131,737
Officers and employees	170	225
Due from related parties [note 18]	2,278	2,780
Miscellaneous receivables including commodity taxes	7,297	7,772

	146,597	142,514
Less allowance for doubtful accounts	(31,933)	(22,995)

	114,664	119,519

Included in operating, general and administrative expenses is a provision for doubtful accounts of $20,356 (2004 – $19,545; 2003 – $35,019).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

4.	INVENTORIES

	2005	2004
	$	$

Subscriber equipment	42,799	40,299
Other	2,425	2,674

	45,224	42,973

Subscriber equipment includes internet modems, DTH equipment, digital cable terminals and related customer premise equipment.

5.	INVESTMENTS AND OTHER ASSETS

	2005	2004
	$	$

Investments, at cost net of write-downs:
Canadian Hydro Developers, Inc. (“Canadian Hydro”) (market value $58,920; 2004 – $26,033)	24,432	19,267
Motorola, Inc. (“Motorola”) (market value – 2004 – $44,113 )	–	8,925
Q9 Networks Inc. (“Q9 Networks”) (market value – $2,731; 2004 – $3,710)	1,074	2,500
Investments in private technology companies	2,126	4,063
Investments at equity:
Investments in specialty channel networks	668	702
Other assets:
Employee home relocation mortgages and loans [note 18]	6,246	6,899
Other	1,683	1,609

	36,229	43,965

Canadian Hydro
Canadian Hydro, a Canadian public corporation, develops and operates electrical generating plants. A summary of the holdings in Canadian Hydro is as follows:

	2005	2004

	(number of shares/
	warrants)
Shares	12,430,364	10,330,364
Warrants – vested – exercise price of $2.35	–	1,100,000

	12,430,364	11,430,364

Motorola
In 2005 the Company settled an equity forward sales contract on the Motorola investment resulting in the realization of a $31,018 pre-tax gain. The Motorola investment had been pledged as collateral for the

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Zero Coupon Loan (see note 11) and the proceeds of settlement were used to repay the Zero Coupon Loan and accrued interest.
Q9 Networks
During the current year, the Company sold 367,880 shares resulting in a pre-tax gain of $840. In September 2005, the Company sold the remaining 277,281 shares resulting in a pre-tax gain of $1,690.
Write-downs of investments at cost

	2005	2004	2003
	$	$	$

Canadian Hydro	–	–	4,925
Other public companies	–	–	27
Specialty channel network	–	401	–
Private companies	1,937	250	10,048

	1,937	651	15,000

Investments at equity
The Company has a one-third interest in three specialty channel networks.
Equity income (loss) on investees consists of the following:

	2005	2004	2003
	$	$	$

Specialty channel networks	(346)	(272)	(1,898)
Other	60	22	(23)

	(286)	(250)	(1,921)

Gain on redemption of SHELS
In prior years, the Company issued equity instruments which were collateralized by certain investments. In 2003 the Company settled these equity instruments by delivery of the underlying investments and recorded gains as follows:

	Delivery of	2005	2004	2003
Equity instrument	underlying security	$	$	$

Series III & IV SHELS	1,452,506 shares of Liberate Technologies	–	–	75,342
Series V SHELS	5,326,827 shares of Terayon Communications Systems	–	–	44,179

		–	–	119,521

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

6.	PROPERTY, PLANT AND EQUIPMENT

	2005			2004

		Accumulated	Net		Accumulated	Net
	Cost	amortization	book	Cost	amortization	book
	$	$	value	$	$	value

Cable and telecommunications distribution system	2,932,741	1,314,268	1,618,473	2,740,234	1,119,735	1,620,499
Digital cable terminals and modems	443,051	350,677	92,374	426,308	291,910	134,398
Satellite audio, video and data network equipment and DTH receiving equipment	338,204	214,925	123,279	296,020	166,006	130,014
Buildings	244,172	58,478	185,694	221,774	47,309	174,465
Data processing	89,902	42,911	46,991	51,678	24,690	26,988
Other assets	183,856	100,743	83,113	196,476	107,575	88,901

	4,231,926	2,082,002	2,149,924	3,932,490	1,757,225	2,175,265
Land	32,103	–	32,103	29,060	–	29,060
Satellite transponders under construction	–	–	–	43,200	–	43,200
Shaw Tower under construction	7,208	–	7,208	44,815	–	44,815

	4,271,237	2,082,002	2,189,235	4,049,565	1,757,225	2,292,340

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibers under IRU agreements with terms extending to 60 years totalling $61,811 (2004 – $61,811; 2003 – $61,811).

7.	DEFERRED CHARGES

	2005			2004

		Accumulated	Net		Accumulated	Net
	Cost	amortization	book	Cost	amortization	book
	$	$	value	$	$	value

Equipment costs	664,599	463,293	201,306	689,625	465,547	224,078
Financing costs and credit facility arrangement fees	55,284	35,479	19,805	61,970	37,292	24,678
Connection and installation costs	45,377	31,266	14,111	45,582	29,582	16,000
Fair value adjustment on foreign currency forward contract	4,900	3,195	1,705	–	–	–
Other	4,542	3,470	1,072	4,579	1,896	2,683

	774,702	536,703	237,999	801,756	534,317	267,439

Amortization provided in the accounts on deferred charges for 2005 amounted to $235,522 (2004 – $251,851; 2003 – $290,241) of which $216,814 was recorded as amortization of deferred charges and equipment costs (2004 – $236,809; 2003 -$272,228), $300 was recorded as interest expense (2004 – $336; 2003 – $336), $15,213 was recorded as operating, general and administrative expenses (2004 – $14,706; 2003 – $17,677) and $3,195 was charged to the deficit.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

8.	INTANGIBLES

	Carrying amount

	2005	2004
	$	$

Broadcast licenses
Cable systems	3,701,515	3,702,450
DTH and satellite services	983,132	983,132

	4,684,647	4,685,582
Goodwill – non-regulated satellite services	88,111	88,111

Net book value	4,772,758	4,773,693

The changes in the carrying amount of intangibles are as follows:

	Broadcast licenses	Goodwill
	$	$

August 31, 2003	4,627,728	88,111
Business acquisitions [note 2]	57,854	–

August 31, 2004	4,685,582	88,111
Business divestiture [note 2 and 18]	(935)	–

August 31, 2005	4,684,647	88,111

Loss on sale and write-down of assets
In 2003, the Company determined that a write-down of $50,000 was required in respect of goodwill attributed to the non-regulated business operations of the satellite division. In addition, as described in note 2, the Company recorded a write-down, net of a final gain on sale, of $74,674 on the sale of the US cable systems. This resulted in a total loss on sale and write-down of assets of $124,674 in 2003.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

9.	LONG-TERM DEBT

		2005			2004

		Translated			Translated
		at year end	Adjustment	Translated	at year end	Adjustment	Translated
	Effective	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	interest rates	rate	debt(1)	rate	rate	debt(1)	rate
	%	$	$	$	$	$	$

Corporate
Bank loans	Fixed and variable	799,023	–	799,023	295,433	–	295,433
Senior notes –
Due April 11, 2005	7.05	–	–	–	275,000	–	275,000
Due October 17, 2007	7.40	296,760	–	296,760	296,760	–	296,760
US$440,000 due April 11, 2010	7.88	522,324	120,296	642,620	577,720	64,900	642,620
US$225,000 due April 6, 2011	7.68	267,098	88,740	355,838	295,425	60,413	355,838
US$300,000 due December 15, 2011	7.61	356,130	120,720	476,850	393,900	82,950	476,850
Due November 20, 2013	7.50	350,000	–	350,000	350,000	–	350,000

		2,591,335	329,756	2,921,091	2,484,238	208,263	2,692,501

Other subsidiaries and entities
Videon CableSystems Inc.
8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	–	130,000	130,000	–	130,000
Burrard Landing Lot 2 Holdings Partnership	Fixed and variable	23,432	–	23,432	36,442	–	36,442

		153,432	–	153,432	166,442	–	166,442

Total consolidated debt		2,744,767	329,756	3,074,523	2,650,680	208,263	2,858,943
Less current portion		51,380	–	51,380	343,097	–	343,097

		2,693,387	329,756	3,023,143	2,307,583	208,263	2,515,846

(1)	Foreign denominated long-term debt is translated at the year-end rate. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $329,756 (2004 – $208,263) representing the amount of the corresponding deferred foreign exchange gain in deferred credits (see note 10).
Interest on long-term debt included in interest expense amounted to $214,778 (2004 – $219,806; 2003 – $261,970).
Corporate
Bank loans
The Company has a $50,000 revolving operating loan facility, of which $140 has been drawn as committed letters of credit. Interest rates and borrowing options are principally the same as those contained in the credit facility described below. The effective interest rate on the facility was 4.21% for the year (2004 – 4.13%; 2003 – 4.69%).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
A syndicate of banks has provided the Company with an unsecured credit facility, which at August 31, 2005 amounted to a maximum of $1,062,873, of which a maximum of $910,000 is revolving. The revolving credit facility matures April 30, 2009. As at August 31, 2005, $263,850 of the $910,000 portion of the unsecured facility was not utilized. The balance of the facility, which has been fully drawn, is non-revolving term repayable in eight semi-annual increasing installments such that the loan is repaid by April 30, 2007. Funds are available to the Company in both Canadian and US dollars. At August 31, 2005, the US portion of the bank loans was US$42,925 ($50,956 Canadian). Of the principal repayments due in 2006, US$7,000 has been hedged at an exchange rate of 1.1886 Cdn and US$7,000 has been hedged at an exchange rate of 1.1830 Cdn. Interest rates fluctuate with Canadian bankers’ acceptance and LIBOR rates and averaged 2.22% for the year (2004 – 2.87%; 2003 – 3.65%). The Company has purchased a forward purchase contract, expiring on April 30, 2009, to provide the US funds required for the interest payments on the US portion of the bank loans at an exchange rate of 1.4078 Cdn.
Interest on $118,000 of Canadian dollar borrowings outstanding at August 31, 2005 was fixed by means of an interest rate swap originally placed in April 1994 for $177,000 at 8.89%. One third of the interest rate swap matures each year commencing April 30, 2005 until fully terminated. Accordingly, the notional amount declines from $118,000 to $59,000 on April 28, 2006 and matures on April 30, 2007.
Senior notes
The Senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.
On April 11, 2005 the Company repaid the $275,000 7.05% Senior notes.
In August 2004, the Company repurchased $3,240 of the $300,000 Senior notes due October 17, 2007 and incurred $170 in costs.
The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments over the life of the US dollar Senior notes. The table below outlines the US dollar principal, the interest coupon rate, the effective interest rate on the Canadian dollar equivalent of the US debt as a result of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

US Senior		Effective
note principal	Coupon rate	interest rate	Exchange rate
$	%	%	Cdn $ vs US $

440,000	8.25	7.88	1.4605
225,000	7.25	7.68	1.5815
300,000	7.20	7.61	1.5895

Canadian Satellite Communications Inc. (“Cancom”)
Cancom has a $10,000 demand operating line of credit that is available in Canadian dollars or the US dollar equivalent, of which $1,060 has been drawn as committed letters of credit. Interest rates fluctuate with Canadian prime rate and US base rates. The operating line is collateralized by a first ranking fixed

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
and floating charge and security interest in all of the Canadian assets and undertakings of Cancom and two of Cancom’s subsidiaries (excluding assets located in the province of Quebec). The effective interest rate on the line of credit was 5.46% (2004 – 5.38%; 2003 – 6.60%).
Other subsidiaries and entities
Videon CableSystems Inc. (“Videon”)
Videon issued 8.15% Senior Debentures that are due April 26, 2010. Interest is payable semi-annually.
Pursuant to the inter-creditor agreement between the debenture holders and the syndicate of banks which had provided a credit facility to Videon, the debenture holders were required to release the debenture security when the credit facilities were repaid. As a result, the debentures are unsecured and are non-recourse to the parent company. The Senior Debentures are guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures is 7.63% after giving effect to the fair value adjustment to the debt at the date of the Moffat acquisition. This adjustment is included in deferred credits.
Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership which is building the Shaw Tower project with office/retail space and living/working space in Vancouver, B.C. The Partnership had an available construction facility of $128,500 and a letter of guarantee facility of $2,350 which were repayable no later than December 31, 2005 (if extended) and bore interest at prime plus 0.5%. Interest on $58,000 of the loan was fixed with an interest rate hedge at 5.125% plus a stamping fee from November 2003 to October 2004. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued 25 year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The interest rate has been fixed for the first 10 years at 6.31% compounded semi-annually. The bonds are collateralized by the property and the commercial rental income from the building and have no recourse to the Company. The proceeds from the bonds were used to repay a portion of the amounts outstanding under the Partnership’s construction facility. The remaining balance of the construction facility was repaid and cancelled in 2005 with proceeds from the sale of the residential units.
Debt retirement costs
Senior secured notes redemption
In August 2003, the Company redeemed the Star Choice US$150,000 Senior secured notes. In connection with the redemption, the Company incurred debt retirement costs of $10,634 comprised of an early redemption premium of US$9,750 ($13,722 Cdn), costs to purchase the outstanding Cancom warrants of US$2,440 ($3,379 Cdn), and legal costs of $33, offset by the write-off of the fair value adjustment on the debt in deferred credits of $6,500.
Bank Loans
In November 2003 the Company repaid and cancelled its unsecured term loan in the amount of $350,000. In connection with the repayment, the Company incurred debt retirement costs of $2,428 consisting of $964 to cancel a related interest rate hedge on the $350,000 and $1,464 on the write-off of

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
deferred financing costs. The effective interest rate on the term loan for the period to November 20, 2003 was 5.10% (2003 – 5.32%).
Debt covenants
The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2005.
Long-term debt repayments
Mandatory principal repayments on all long-term debt in each of the next five years are as follows:

		Exchange rate
	At year-end	adjusted for
	exchange rate	hedged rates
	$	$

2006	51,380	51,380
2007	102,364	102,364
2008	297,238	297,238
2009	646,659	646,659
2010	652,866	773,162
Thereafter	994,260	1,203,720

	2,744,767	3,074,523

10.	DEFERRED CREDITS

	2005			2004

		Accumulated	Net		Accumulated	Net
	Amount	amortization	book	Amount	amortization	book
	$	$	value	$	$	value

IRU agreements	629,005	56,518	572,487	627,958	43,519	584,439
Foreign exchange gains on translating hedged long-term debt	329,756	–	329,756	208,263	–	208,263
Equipment revenue	263,295	174,509	88,786	285,888	201,350	84,538
Connection fee and installation revenue	46,061	31,437	14,624	45,582	29,582	16,000
Fair value adjustments on debt assumed on acquisitions	6,084	3,014	3,070	6,084	2,344	3,740
Deposit on future fiber purchase	2,000	–	2,000	2,000	–	2,000

	1,276,201	265,478	1,010,723	1,175,775	276,795	898,980

Amortization on deferred credits for 2005 amounted to $100,730 (2004 – $110,185; 2003 – $124,970) and was recorded in the accounts as described below.
IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2005 amounted to

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
$12,999 (2004 – $12,098; 2003 – $11,984) and amortization in respect of fair value adjustments on debt amounted to $670 (2004 – $670; 2003 – $3,446) and was offset against interest expense. Amortization of equipment revenue for 2005 amounted to $71,677 (2004 – $82,711; 2003 – $91,863). Amortization of connection fee and installation revenue for 2005 amounted to $15,384 (2004 – $14,706; 2003 – $17,677) and was recorded as service revenue.
11.     SHARE CAPITAL
Authorized
The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares, Class B preferred shares, Canadian Originated Preferred Securities (“COPrS”), Variable Rate Equity Linked Exchangeable Debentures (“SHELS”) and Zero Coupon Loans.
The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

			2005	2004
			$	$

Number of securities

2005	2004

11,344,932	11,359,932	Class A Shares	2,487	2,490
208,634,005	220,109,372	Class B Non-Voting Shares	2,021,686	2,132,943

219,978,937	231,469,304		2,024,173	2,135,433

		EQUITY INSTRUMENTS COPrS-
–	5,700,000	8.45% Series A US $142,500, due September 30, 2046	–	192,871
100,000	100,000	8.54% Series B, due September 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172,500, due September 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series, due September 28, 2049	147,202	147,202
		Zero Coupon Loan US $22,835	–	33,858

			498,194	724,923

			2,522,367	2,860,356

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Class A and Class B Non-Voting Shares
Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a takeover bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.
Changes in Class A and Class B Share capital in 2005, 2004 and 2003 are as follows:

			Class B Non-Voting
	Class A Shares		Shares

	Number	$	Number	$

August 31, 2002	11,373,972	2,493	220,473,552	2,107,367
Class A Share conversions	(13,540)	(2)	13,540	2
Stock option plans issuances	–	–	9,000	95

August 31, 2003	11,360,432	2,491	220,496,092	2,107,464
Class A Share conversions	(500)	(1)	500	1
Purchase of shares for cancellation	–	–	(4,134,000)	(39,655)
Stock option plans issuances	–	–	9,000	164
Issued in respect of Monarch acquisition	–	–	3,737,780	65,000
Share issue costs	–	–	–	(31)

August 31, 2004	11,359,932	2,490	220,109,372	2,132,943
Class A Share conversions	(15,000)	(3)	15,000	3
Purchase of shares for cancellation	–	–	(11,505,500)	(111,488)
Stock option plans issuances	–	–	15,133	228

August 31, 2005	11,344,932	2,487	208,634,005	2,021,686

During 2005 the Company purchased for cancellation 11,505,500 (2004 – 4,134,000) Class B Non-Voting Shares pursuant to its outstanding normal course issuer bid for $287,063 (2004 – $85,968). Share capital has been reduced by the stated value of the shares amounting to $111,488 (2004 – $39,655) with the excess of the amount paid over the stated value of the shares amounting to $175,575 (2004 – $46,313) charged to the deficit.
Equity instruments
COPrS
The COPrS rank as unsecured junior subordinated debt. The Company has the right to defer payments of interest on the securities for up to 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity of the securities. Except in certain limited circumstances, the Company may not pay or declare dividends on any of its capital stock (including capital stock classified as debt) (except by way of stock dividend) at any time when any interest on the securities is either in default or is being deferred. There may be multiple extension periods of varying lengths, each of up to 20 consecutive quarterly periods, throughout the terms of the securities. During any extension period, interest will accrue but will not compound. The Company may satisfy its obligation to pay deferred interest on any applicable interest payment date through the issuance to the trustee of Class B Non-Voting Shares of the Company, in which event the holders of the securities shall be entitled to receive

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
cash payments equal to the deferred interest from the proceeds of the sale of the requisite Class B Non-Voting Shares by the trustee of the COPrS.
The COPrS are redeemable, at the Company’s option, in whole or in part, at any time for the 8.50% Series and at any time after October 17, 2005 for the 8.875% Series at a redemption price equal to 100% of the principal amount of the securities to be redeemed plus accrued and unpaid interest thereon to the date of such redemption. The 8.54% Series B COPrS are redeemable, at the Company’s option, in whole or in part, at any time after September 30, 2007 at a redemption price equal to 104.27% of the principal amount with the redemption price declining each year until September 30, 2017 when the series is redeemable at par plus accrued and unpaid interest thereon to the date of such redemption. The Company has the ability to satisfy redemption obligations through the issuance of Class B Non-Voting Shares.
On February 1, 2005, the Company redeemed the 8.45% Series A COPrS. The gain, net of tax, between the historic cost of $192,871 and the value of the COPrS translated at the foreign exchange rate on February 1, 2005 was $12,803 and was recorded as a reduction of the deficit.
The Company has purchased a foreign currency forward purchase contract to provide the US funds required for the quarterly interest payments on the US denominated securities at an exchange rate of $1.4078 Cdn. During the current year, the counterparty exercised its option to extend the contract to its final maturity date of March 31, 2010.
Zero Coupon Loan
The Zero Coupon Loan was collateralized by a forward contract entered into by the Company in respect of its investment in Motorola. The loan bore interest at 7.53% compounded annually with principal and interest payable in 4 equal weekly installments commencing July 19, 2005. The Company had the option to satisfy its obligation to pay principal and interest at maturity through the issuance of Class B Non-Voting Shares.
Concurrent with receipt of the Zero Coupon Loan proceeds, the Company entered into an equity forward sale contract in respect of the Motorola investment whereby the Company had agreed to forward sell the shares at dates that coincided with the maturity dates of the Zero Coupon Loan.
The Company elected to deliver the Motorola investment in exchange for cash payments that equalled the payments required under the Zero Coupon Loan at each respective maturity date. The gain, net of tax, between the historic cost of $33,858 and the value of the Zero Coupon Loan translated at the foreign exchange rate on the maturity dates was $4,921 and was recorded as a reduction of the deficit.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000 of which 7,310,629 are still available for issue as at August 31, 2005.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
The changes in options in 2005, 2004 and 2003 are as follows:

	2005		2004		2003

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Shares	$	Shares	$	Shares	$

Outstanding at beginning of year	7,847,000	32.55	7,607,500	32.58	8,303,000	32.58
Granted	1,783,000	32.62	1,216,750	32.49	1,093,250	32.62
Forfeited	(1,177,750)	32.38	(977,250)	32.68	(1,788,750)	32.64

Outstanding at end of year	8,452,250	32.59	7,847,000	32.55	7,607,500	32.58

The following table summarizes information about the options outstanding at August 31, 2005:

	Options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable	average
	August 31,	remaining	exercise	at August 31,	exercise
Range of prices	2005	contractual life	price	2005	price

$17.37	10,000	8.1	17.37	2,500	17.37
$29.70 – $34.70	8,442,250	6.6	32.61	5,409,750	32.59

The Company recorded a compensation expense and credited contributed surplus for $1,454 (2004 – $412) in respect of options granted during 2005 and 2004.
For all common share options granted to employees up to August 31, 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) and earnings (loss) per share would have been reported as the proforma amounts indicated below:

	2005	2004	2003
	$	$	$

Net income (loss)	160,585	90,909	(46,864)
Proforma net income (loss)	154,813	74,213	(67,700)
Proforma earnings (loss) per share	0.62	0.15	(0.47)

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2005 was $2.55 per option (2004 – $2.50 per option; 2003 – $1.36 per

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
option). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003

Dividend yield	1.47%	0.94%	0.33%
Risk-free interest rate	3.54%	3.70%	3.19%
Expected life of options	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	36.7%	39.7%	40.4%

For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
Other stock options
In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Cancom share which would have been received upon the exercise of a Cancom option under the Cancom option plan.
At August 31, 2005 there were 57,336 (2004 – 68,002) Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $13.19 (2004 – $12.37). The weighted average remaining contractual life of the Cancom options is 2.0 years. At August 31, 2005, 57,336 (2004 – 68,002) Cancom options were exercisable into 51,602 (2004 – 61,202) Class B Non-Voting Shares of the Company at a weighted average price of $14.66 (2004 – $13.74) per Class B Non-Voting Share. During the year, 10,666 (2004 – 10,000; 2003 – 10,000) Cancom options were exercised for $84 (2004 – $164; 2003 – $95).
Warrants
Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and Star Choice had established a plan to grant Cancom warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on earnings of the Company.
A total of 237,121 warrants remain outstanding and vest evenly over a four-year period. The weighted average remaining contractual life of the warrants is 0.1 years. At August 31, 2005, 232,921 warrants have vested. During the year, 5,534 warrants were exercised for $138. On September 1, 2005, 205,721 warrants expired.
Dividends
To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.005 per share per annum. This

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.
Share transfer restriction
The Articles of Arrangement of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).
Earnings (loss) per share
The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.
Earnings (loss) per share calculations are as follows:

	2005	2004	2003
	$	$	$

Net income (loss)	160,585	90,909	(46,864)
Gain on redemption of COPrS	12,803	–	–
Gain on settlement of Zero Coupon Loan	4,921	–	–
Equity entitlements, net of tax	(31,318)	(40,185)	(40,193)

	146,991	50,724	(87,057)

Earnings (loss) per share – basic and diluted	0.64	0.22	(0.38)

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculations	228,210,000	231,605,000	231,848,000

Options to purchase 8,503,852 (2004 – 7,908,202; 2003 – 7,677,702) Class B Non-Voting Shares were outstanding under the Company’s stock option plan and the Cancom option plan at August 31, 2005, warrants to issue 237,121 Class B Non-Voting Shares (2004 – 248,205; 2003 – 262,807) were outstanding at August 31, 2005, and the Company has the right to issue Class B Non-Voting Shares in satisfaction of its redemption obligations on equity instruments included in share capital. The Class B Non-Voting Shares issuable under the option, warrant plans and equity instruments are anti-dilutive (increase earnings per share or decrease loss per share) and are therefore not included in calculating diluted earnings or loss per share.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

12.	FOREIGN CURRENCY CUMULATIVE TRANSLATION ADJUSTMENT

	2005	2004
	$	$

Balance, beginning of year	444	482
Current year’s deferred translation adjustment	(79)	(38)

Balance, end of year	365	444

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
	$	$

Trade	48,368	44,219
Accrued liabilities	163,150	158,302
Accrued network fees	110,539	100,580
Interest and dividends	67,894	89,045
Due to related parties [note 18]	16,994	16,729
Current portion of pension plan liability	1,088	1,162

	408,033	410,037

Interest expense in 2003 includes $842 in respect of a vendor financing facility which was repaid in that same year.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

14.	INCOME TAXES
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liabilities and assets are as follows:

	2005	2004
	$	$

Future income tax liabilities:
Property, plant and equipment	137,456	142,002
Broadcast licenses	1,157,966	1,156,369
Deferred charges	–	8,252
Partnership income	263,904	263,653

	1,559,326	1,570,276

Future income tax assets:
Non-capital loss carryforwards	497,663	581,791
Deferred charges	3,163	–
Investments	3,684	6,204

	504,510	587,995

Net future income tax liability	1,054,816	982,281

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.
The Company has capital loss carryforwards of approximately $225,000 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to income (loss) before income taxes for the following reasons:

	2005	2004	2003
	$	$	$

Current statutory income tax rate	35.5%	35.5%	38.0%

Income tax expense (benefit) at current statutory rates	90,433	58,891	(5,509)
Increase (decrease) in taxes resulting from:
Large corporations tax	5,730	6,249	8,632
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	(3,817)	1,656	5,268
Writedown of non-deductible goodwill	–	–	19,000
Valuation allowance	–	22,932	–
Effect of future tax rate reductions	–	(14,089)	–
Originating temporary differences recorded at future tax rates expected to be in effect when realized	(67)	(610)	1,620
Other	1,591	(297)	1,434

Income tax expense	93,870	74,732	30,445

Significant components of the provision for income taxes are as follows:

	2005	2004	2003
	$	$	$

Current tax expense	22,967	26,735	35,706
Future income tax expense (benefit) related to origination and reversal of temporary differences	70,903	39,154	(5,261)
Future income tax expense resulting from rate changes and valuation allowance	–	8,843	–

Income tax expense	93,870	74,732	30,445

Current and future income taxes payable have been reduced by the benefit of income tax deductions attributable to dividends on equity instruments, considered as interest for income tax purposes, and equity issue costs in the amount of $17,232 (2004 – $22,584; 2003 – $24,634). The income tax benefits have been credited to equity in each respective year.

15.	BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH (Star Choice) satellite and satellite distribution services (“Satellite Services”). All of these operating segments are located in Canada except for two small US cable television systems acquired in the Moffat acquisition, which were sold effective June 30, 2003.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on service revenue and service operating income before charges such as amortization, restructuring costs, recoveries on litigation, litigation settlements and inventory write-downs.

	2005

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,601,126	535,333	90,152	625,485	2,226,611
Inter segment	(2,757)	(4,604)	(9,440)	(14,044)	(16,801)

	1,598,369	530,729	80,712	611,441	2,209,810

Service operating income before amortization	797,583	141,687	42,723	184,410	981,993

Service operating income as % of external revenue	49.9%	26.7%	52.9%	30.2%	44.4%

Segment interest(1)	171,847	n/a	n/a	41,384	213,231
Burrard Landing Lot 2 Holdings Partnership					1,177

Total interest					214,408

Cash taxes(1)	22,633	n/a	n/a	334	22,967

Segment assets	5,788,468	877,397	534,278	1,411,675	7,200,143

Corporate assets					216,795

Total assets					7,416,938

Capital expenditures and equipment subsidies by segment
Capital expenditures	313,056	9,921	(1,487)	8,434	321,490
Equipment subsidies	30,112	85,556	–	85,556	115,668

	343,168	95,477	(1,487)	93,990	437,158

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					336,888
Additions to equipment costs (net)					115,668

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows					452,556
Decrease in working capital related to capital expenditures					4,378
Less: Partnership capital expenditures(2)					(15,045)
Less: IRU prepayments(3)					(1,198)
Less: Satellite services equipment profit(4)					(3,533)

Total capital expenditures and equipment subsidies reported by segments					437,158

See notes following 2003 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

	2004

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,494,176	510,386	96,543	606,929	2,101,105
Inter segment	(2,607)	(4,749)	(14,000)	(18,749)	(21,356)

	1,491,569	505,637	82,543	588,180	2,079,749

Service operating income before amortization and litigation settlement	779,579	111,150	41,690	152,840	932,419
Litigation settlement					(6,484)

Service operating income before amortization					925,935

Service operating income as % of external revenue	52.3%	22.0%	50.5%	26.0%	44.5%

Interest(1)	174,988	n/a	n/a	44,484	219,472

Cash taxes(1)	25,043	n/a	n/a	1,692	26,735

Segment assets	5,842,338	926,478	558,402	1,484,880	7,327,218

Corporate assets					229,686

Total assets					7,556,904

Capital expenditures and equipment subsidies by segment
Capital expenditures	223,665	11,656	(886)	10,770	234,435
Equipment subsidies	43,448	89,263	–	89,263	132,711

	267,113	100,919	(886)	100,033	367,146

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					256,136
Additions to equipment costs (net)					132,711

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows					388,847
Decrease in working capital related to capital expenditures					2,097
Less: Partnership capital expenditures(2)					(18,373)
Less: IRU prepayments(3)					(1,420)
Less: Satellite services equipment profit(4)					(4,005)

Total capital expenditures and equipment subsidies reported by segments					367,146

See notes following 2003 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

	2003

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,462,440	455,343	106,413	561,756	2,024,196
Inter segment	(2,607)	(5,167)	(18,001)	(23,168)	(25,775)

	1,459,833	450,176	88,412	538,588	1,998,421

Service operating income before amortization, restructuring charges and DTH inventory write-down	727,458	52,814	38,619	91,433	818,891

Satellite restructuring charge					(4,850)
Corporate restructuring charge					(4,000)
DTH write-down of inventory					(4,400)
Recovery of Cable litigation accrual					12,000

Service operating income before amortization					817,641

Service operating income as % of external revenue	49.8%	11.7%	43.7%	17.0%	40.9%

Interest(1)	190,002	n/a	n/a	69,700	259,702

Cash taxes(1)	34,809	n/a	n/a	897	35,706

Segment assets	5,891,064	1,002,951	587,085	1,590,036	7,481,100

Corporate assets					229,701

Total assets					7,710,801

Capital expenditures and equipment subsidies by segment
Capital expenditures	189,648	35,038	(2,531)	32,507	222,155
Equipment subsidies	67,628	95,248	–	95,248	162,876

	257,276	130,286	(2,531)	127,755	385,031

Reconciliation to Consolidated Statements of Cash flows
Additions to property, plant and equipment					257,683
Additions to equipment costs (net)					162,876

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows					420,559
Increase in working capital related to capital expenditures					(20,109)
Less: Partnership capital expenditures(2)					(10,976)
Less: Satellite services equipment profit(4)					(4,443)

Total capital expenditures and equipment subsidies reported by segments					385,031

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

(2)	Consolidated capital expenditures include the Company’s proportionate share of the Partnership’s capital expenditures which the Company is required to proportionately consolidate (see note 1). As the Partnership is financed by its own debt

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

facility with limited recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	Prepayments on IRUs in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.
16.  COMMITMENTS AND CONTINGENCIES
Commitments

(i)	During 2001 the Company, through one of its subsidiaries, purchased 28 Ku-band transponders and leased 3 C-band transponders on the Anik F1 satellite from Telesat Canada (“Telesat”). The Company has posted a letter of credit with Telesat to secure the monthly lease payments for the term of the lease, which is five years. The posting of this letter of credit, which expires in November 2005, reduces the available funds that can be drawn under Cancom’s operating line of credit (see note 9). During the current year, the Company entered into an agreement with Telesat to purchase 2 additional Ku-band transponders on the Anik F2 at a cost of $4,387. The transaction closed subsequent to year end. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of fifteen years.

(ii)	The Company has various long-term commitments for the maintenance of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2006	102,625
2007	93,721
2008	90,345
2009	84,168
2010	82,094
Thereafter	548,428

1,001,381

Included in operating, general and administrative expenses are transponder maintenance expenses of $52,604 (2004 – $35,043; 2003 – $35,010) and rental expenses of $54,459 (2004 – $70,517; 2003 – $85,025).
Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Guarantees
In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties.
Indemnities
Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.
The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2005 management believes it is remote that the indemnification provisions would require any material cash payment.
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.
Irrevocable standby letters of credit and performance bonds
The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2005, the guarantee instruments amounted to $1,245. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates in fiscal 2006.

17.	PENSION PLANS
Defined contribution pension plans
The Company has defined contribution pension plans for all non-union employees and contributes amounts based on earnings to a maximum of 5% and the amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans for the year were $11,091 (2004 – $9,388; 2003 – $8,670) of which $6,873 (2004 – $5,913; 2003 – $5,582) was expensed and the remainder capitalized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Defined benefit pension plan
Effective September 1, 2002, the Company established a new non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three year average rate of pay during their years of service. Employees are not required to contribute to the plan. The plan is unfunded. The plan has remained unchanged since its initiation other than an amendment in 2004 to limit survivor benefits which decreased the pension obligation by approximately $3,600. The table below shows the change in benefit obligations.

	2005	2004
	$	$

Accrued benefit obligation, beginning of year	61,888	47,718
Current service cost	996	1,743
Interest cost	3,930	3,202
Actuarial losses	34,330	9,495
Past service cost	–	–
Payment of benefits to employees	(1,140)	(270)

Accrued benefit obligation, end of year	100,004	61,888
Plan value of assets, end of year	–	–

Plan deficit, end of year	(100,004)	(61,888)

The actuarial loss in 2005 of $34,330 results from changes in interest rate assumptions, salary escalation assumptions, changes in the mortality table, as well as new entrants to the plan.

Reconciliation of accrued benefit obligation to balance sheet	2005	2004
accrued pension benefit liability	$	$

Balance of unamortized pension obligation:
Unamortized past service costs	22,842	25,409
Unamortized actuarial loss	50,963	18,384

	73,805	43,793

Accrued pension benefit liability recognized in balance sheet:
Accounts payable and accrued liability	1,088	1,162
Long-term liability	25,111	16,933

	26,199	18,095

Accrued benefit obligation, end of year as above	100,004	61,888

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost.

	2005	2004
Accrued benefit obligation	%	%

Discount rate	5.00	6.25
Rate of compensation increase	4.00	3.00

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

	2005	2004	2003
Benefit cost for the year	%	%	%

Discount rate	6.25	6.50	6.75
Rate of compensation increase	3.00	3.00	3.00

The table below shows the components of the net benefit plan expense.

	2005	2004	2003
	$	$	$

Current service cost	996	1,743	1,546
Interest cost	3,930	3,202	2,166
Past service cost	—	—	3,400
Actuarial losses	34,330	9,495	10,063
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	(32,579)	(8,321)	(10,063)
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	2,567	2,567	2,567

Pension expense	9,244	8,686	9,679

The table below shows the expected benefit payments in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

$

2006	1,088
2007	1,077
2008	1,064
2009	1,529
2010	3,410
2011 – 2015	29,297

18.	RELATED PARTY TRANSACTIONS
The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.
Normal course transactions
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Corus Entertainment Inc. (“Corus”)
The Company and Corus are subject to common voting control. During the year, network fees of $94,165 (2004 – $90,537; 2003 – $87,957), advertising fees of $283 (2004 – $831; 2003 – $337) and programming fees of $1,083 (2004 – $1,129; 2003 – $1,414) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided cable system distribution access to Corus Custom Networks, the advertising division of Corus, for $251 (2004 – $243; 2003 – $240), administrative and other services to Corus for $1,646 (2004 – $1,488; 2003 – $1,486), uplink of television signals to Corus for $4,759 (2004 – $4,546; 2003 – $3,372) and Internet services and circuits for $92 (2004 – $18, 2003 – $2).
The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.
GT Group Telecom Inc.
On February 4, 2003, GT was reorganized resulting in the disposition of the Company’s interest. Accordingly, only transactions between the Company and GT up to that date are included as related party transactions.
GT has been granted an IRU relating to certain specifically identified existing fibers in the fiber optic cable networks of the Company for 30 to 60 years. In 2003, the Company provided GT maintenance services in respect of the fiber subject to the IRU for $2,695 and Internet services for $730. The Company leased circuits from GT for $695 in 2003.
Specialty Channels
The Company has equity interests in The Biography Channel (Canada) Corp., MSNBC Canada Holdings Corp. (“MSNBC”) and 3773213 Canada Inc. (G4Tech TV Canada). Wind up of the operations of MSNBC commenced in 2005 with an expected nominal return to the Company.
During the year, the Company paid network fees of $2,188 (2004 – $2,390; 2003 – $2,384) and provided uplink television signals for $412 (2004 – $598; 2003 – $621).
Burrard Landing Lot 2 Holdings Partnership
During the current year, the Company paid $7,238 to the Partnership for lease of office space in the Shaw Tower in Vancouver, B.C. The Shaw Tower is the Company’s headquarters for its Lower Mainland operations.
Other
The Company has entered into certain transactions with companies that are affiliated with Directors of the Company and are as follows:
During the year, the Company provided customer billing services for $210 (2004 – $197; 2003 – $192), Internet services for $665 (2004 – $551; 2003 – $395), cable subscriber services for $162 (2004 – $154; 2003 – $149), cable related services for $21 (2004 – $26; 2003 – $26) and satellite distribution services for $82 (2004 – $75; 2003 – $72) to a company controlled by a Director of the Company.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
During the current year, the Company paid $2,506 (2004 – $3,233; 2003 – $1,398) for direct sales agent, maintenance and service agent services to a company controlled by a Director of the Company.
During the current year, the Company paid $1,328 (2004 – $1,935; 2003 – $1,069) for remote control units to a supplier where a Director of the Company holds a position on the supplier’s board of directors.
Other transactions
The Company has entered into certain transactions with companies, senior officers and directors of the Company and are as follows:
During the current year, the Company sold the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems (see note 2), to Corus. The transaction was recorded at the exchange amount, representing the consideration received of $987. The consideration received reflected fair value as evidenced by similar transactions entered into by the Company.
Under a policy of supporting employee and officer relocations, the Company has granted non-interest bearing loans for a period of five years collateralized by mortgages on the personal residences. Other loans have in the past been granted to executive officers in connection with their employment for periods ranging up to ten years. In 2002, two real estate properties, initially acquired by the Company, were sold to an officer of the Company for the greater of cost or fair market value. In 2002, a 10-year loan for an amount up to $6,000 was taken back as consideration and a mortgage on each of the properties is held as collateral. Effective June 25, 2003 the officer elected to pay interest at the greater of 4% and Revenue Canada’s quarterly prescribed interest rate for employee taxable benefits. Previously the loan was non-interest bearing. The effective interest rate on the loan has been 4% since June 25, 2003. Other loans are non-interest bearing. During the current year, executive officers voluntarily repaid 10% of their loan balances. At August 31, 2005, the total amount outstanding on all employee and officer loans was $6,246 (2004 – $6,899).
During 2004, the Company acquired certain cable systems of Monarch as described in note 2. Monarch is controlled by a Director of the Company. The Company also acquired a small cable system from another Director as described in note 2.
In 2004, the Company settled certain indemnity claims in respect of a prior acquisition. The vendors of the company were represented by a director of Shaw. Shaw received a net payment of $890 in respect of the settlement.
Through an investment in a partnership, Corus and Shaw each had an indirect holding in certain assets, primarily consisting of a real estate property. In 2004, Shaw’s interest in the assets was transferred to Corus in exchange for cash of $253 and a promissory note of $1,140, of which $200 remains outstanding and will be repaid in 2006. As part of the transaction, Shaw and Corus entered into an agreement effective August 26, 2004 for Shaw’s use of the remaining assets for $20 per month for a period of 22 months. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The parties have agreed that the exchange amounts represent fair value consideration for the transactions.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

19.	FINANCIAL INSTRUMENTS
Fair values
The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and liabilities approximates their carrying amount due to their short-term nature.

(ii)	Investments and other assets

a)	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments. The fair value of investments subject to forward sale agreements, which are pledged as collateral for the Zero Coupon Loan and match the maturity of the loan, are valued at the proceeds received on the loan plus accrued interest thereon.

b)	The carrying value of other investments in this category approximates their fair value.

(iii)	Long-term debt

a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

b)	The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Derivative financial instruments
The fair value of interest and cross-currency interest exchange agreements and US currency contracts is based upon quotations by the counterparties to the agreements.
The estimated fair values of long-term debt and related derivative financial instruments in addition to derivative financial instruments related to COPrS interest entitlements and capital expenditures are as follows:

	2005		2004

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	$	$	$	$

Long-term debt	2,744,767	2,907,389	2,650,680	2,823,790
Derivative financial instruments –
Interest exchange agreements	–	8,509	–	17,395
Cross-currency interest rate exchange agreements	–	451,495	–	215,598
US currency purchase and purchase option contracts	15,695	30,093	–	17,167

	2,760,462	3,397,486	2,650,680	3,073,950

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
A hypothetical one percentage point decrease in interest rates would have the effect of increasing the estimated fair value of the Company’s debt instruments to $3.5 billion at August 31, 2005 (2004 – $3.2 billion).
The maturity dates for derivative financial instruments related to long term debt and COPrS are as outlined in notes 9 and 11. US currency purchase contracts related to capital expenditures mature at various dates in 2006.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Credit risks
Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.
Accounts receivable are not subject to any significant concentrations of credit risk.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

20.	STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2005	2004	2003
	$	$	$

Net income (loss)	160,585	90,909	(46,864)
Non-cash items:
Amortization –
Deferred IRU revenue	(12,999)	(12,098)	(11,984)
Deferred equipment revenue	(71,677)	(82,711)	(91,863)
Deferred equipment costs	210,477	229,013	251,103
Deferred charges	6,337	7,796	21,125
Property, plant and equipment	408,866	403,395	413,381
Future income tax expense (recovery)	70,903	47,997	(5,261)
Write-down of investments	1,937	651	15,000
Gain on redemption of SHELS	–	–	(119,521)
Gain on sale of investments	(32,163)	(356)	(1,957)
Loss on sale of satellite assets	–	–	3,800
Equity loss on investees	286	250	1,921
Debt retirement costs	–	2,598	10,634
Fair value loss on foreign currency forward contracts	19,342	–	–
Foreign exchange gain on unhedged long-term debt	(6,260)	(3,963)	(32,617)
Loss on sale and write-down of assets	–	–	124,674
Stock option expense	1,454	412	–
Defined benefit pension plan	8,178	7,524	9,409
Other	(1,983)	3,353	3,195

Funds flow from operations	763,283	694,770	544,175

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2005	2004	2003
	$	$	$

Accounts receivable	4,907	24,865	49,864
Prepaids and other	(2,043)	(144)	3,369
Accounts payable and accrued liabilities	6,344	1,067	(76,494)
Income taxes payable/recoverable	(4,910)	5,322	8,655
Unearned revenue	2,325	5,073	8,872

	6,623	36,183	(5,734)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	2005	2004	2003
	$	$	$

Interest	225,621	213,326	272,110
Income taxes	5,091	51	3,151

(iv)	Non-cash transactions
The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2005	2004	2003
	$	$	$

Class B Non-Voting shares issued on acquisitions [note 2]	–	65,000	–

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

21.	UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

(a)	Reconciliation to accounting principles generally accepted in the United States

	2005	2004	2003
	$	$	$

Net income (loss) using Canadian GAAP	160,585	90,909	(46,864)
Add (deduct) adjustments for:
Deferred charges (2)	21,802	14,424	(9,849)
Foreign exchange gains (3)	38,146	22,899	54,527
Equity in losses of investees (4)	–	–	2,001
Entitlement payments on equity instruments (8)	(48,541)	(62,302)	(64,827)
Fair value loss on foreign currency forward contract (9)	(7,700)	–	–
Income tax effect of adjustments	5,411	15,724	18,005
Effect of future income tax rate reductions on differences	–	(534)	–

Net income (loss) using US GAAP	169,703	81,120	(47,007)

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(79)	(38)	(1,031)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the year	23,737	5,456	1,361
Less: reclassification adjustments for gains included in net income	(21,074)	(1,055)	(95,879)

	2,584	4,363	(95,549)
Adjustment to fair value of derivatives (9)	(186,398)	(67,408)	(224,341)
Foreign exchange gains on hedged long-term debt (10)	99,930	57,704	136,975
Minimum liability for pension plan (12)	(11,433)	(3,864)	(1,928)
Effect of future income tax rate reductions on differences	–	(63)	–

	(95,317)	(9,268)	(184,843)

Comprehensive income (loss) using US GAAP	74,386	71,852	(231,850)

Earnings (loss) per share – basic and diluted
Net income (loss) per share using US GAAP	0.74	0.35	(0.20)
Comprehensive income (loss) per share using US GAAP	0.33	0.31	(1.00)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Balance sheet items using US GAAP

	2005		2004

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	36,229	72,374	43,965	72,998
Deferred charges (2)(10)(11)	237,999	137,590	267,439	147,353
Broadcast licenses (1) (5) (6)	4,684,647	4,659,413	4,685,582	4,660,348
Other long-term liabilities (9)(12)	40,806	564,779	16,933	301,505
Deferred credits (10)(11)	1,010,723	667,114	898,980	674,718
Future income taxes	1,054,816	1,004,206	982,281	943,531
Long-term debt (8)	2,693,387	3,148,162	2,307,583	3,001,161
Shareholders’ equity	2,053,110	1,379,083	2,492,018	1,660,593

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2005	2004
	$	$

Shareholders’ equity using Canadian GAAP	2,053,110	2,492,018
Amortization of intangible assets (1)	(124,179)	(124,179)
Deferred charges (2)	(17,519)	(35,817)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	15,309	15,309
Gain on sale of cable systems (6)	47,745	47,745
Equity instruments (3)(8)	(455,563)	(688,520)
Derivative not accounted for as a hedge (9)	(1,805)	–
Accumulated other comprehensive income	(101,940)	(9,809)
Cumulative translation adjustment	(365)	(444)

Shareholders’ equity using US GAAP	1,379,083	1,660,593

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]
Included in shareholders’ equity under US GAAP is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

	2005	2004
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	365	444
Unrealized gains on investments (7)	29,729	23,880
Fair value of derivatives (9)	(386,020)	(199,622)
Foreign exchange gains on hedged long-term debt (10)	271,226	171,296
Minimum liability for pension plan (12)	(17,240)	(5,807)

	(101,940)	(9,809)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast licenses were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over forty years. Effective September 1, 2001, broadcast licenses are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges

Marketing costs to launch new services and equipment subsidies are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

(3)	Foreign exchange gains (losses) on equity instruments

US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast licenses under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in subscriber base upon the recognition of the gain.

(7)	Unrealized gains (losses) on investments

Under US GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value, that is other than temporary, has occurred.

(8)	Equity instruments

Equity instruments are classified as equity under Canadian GAAP and interest thereon net of taxes is recorded as dividends. Under US GAAP, these instruments would be classified as debt and interest thereon recorded as interest expense.

(9)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges are adjusted through income or other comprehensive income until the hedged item is recognized in income depending on the nature of the hedge. Under Canadian GAAP, only speculative derivative financial instruments and those that do not qualify for hedge accounting are recognized in the balance sheet.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005, 2004 and 2003
[all amounts in thousands of Canadian dollars except per share amounts]

(10)	Foreign exchange gains (losses) on hedged long-term debt

Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	Subscriber connection fee revenue and related costs

Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, the revenue and costs are recognized into income and expense immediately.

(12)	Minimum liability for pension plan

The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $75,770 (2004 – $52,507). Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

(b)	Stock-based compensation
For all common share options granted to employees up to August 31, 2003 the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for US GAAP purposes. Pro forma disclosures of net income (loss) and net income (loss) per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2005	2004	2003
		$	$	$

Net income (loss), US GAAP	As reported	169,703	81,120	(47,007)
	Pro forma	163,931	64,424	(67,843)
Net income (loss) per share, US GAAP	As reported	0.74	0.35	(0.20)
	Pro forma	0.72	0.28	(0.29)

The fair value of common share options granted in 2005 was $4,551 (2004 – $3,038; 2003 – $1,491).

22.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

23.	SUBSEQUENT EVENTS
In September, the Company received approval from the Toronto Stock Exchange to amend its Normal Course Issuer Bid which allowed the Company to purchase up to an additional 1,360,000 of its Class B Non-Voting Shares between September 7, 2005 to November 7, 2005. The Company repurchased 1,360,000 Class B Non-Voting Shares for cancellation for $33,961, of which $13,179 reduced stated capital and $20,782 increased the deficit.

Shaw Communications Inc.
FIVE YEARS IN REVIEW
August 31, 2005

	2005	2004	2003	2002	2001

($000’s except per share amounts)
Service revenue
Cable	1,598,369	1,491,569	1,459,833	1,367,563	1,120,244
DTH	530,729	505,637	450,176	361,116	257,912
Satellite	80,712	82,543	88,412	95,870	97,695

	2,209,810	2,079,749	1,998,421	1,824,549	1,475,851

Service operating income (loss)(1)
Cable	797,583	779,579	727,458	608,916	470,700
DTH	141,687	111,150	52,814	(14,103)	(58,512)
Satellite	42,723	41,690	38,619	40,203	44,898
Corporate restructuring and inventory write-down	–	–	(13,250)	(4,600)	–
Litigation settlements	–	(6,484)	12,000	–	–

	981,993	925,935	817,641	630,416	457,086

Net income (loss)	160,585	90,909	(46,864)	(284,629)	(156,067)

Earnings (loss) per share – basic and diluted	0.64	0.22	(0.38)	(1.41)	(0.89)

Funds flow from operations(2)	763,283	694,770	544,175	332,109	210,514

Balance sheet
Total assets	7,416,938	7,556,904	7,710,801	8,622,061	8,891,329
Long-term debt (including current portion)	2,744,767	2,650,680	2,917,068	3,469,637	3,010,348

Cash dividends declared per share
Class A	0.305	0.155	0.045	0.045	0.045
Class B	0.310	0.160	0.050	0.050	0.050

(1)	See Key performance drivers on page 7.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
SHAREHOLDERS’ INFORMATION
August 31, 2005
Share Capital and Listings
The Company is authorized to issue a limited number of Class A participating and an unlimited number of Class B Non-Voting participating shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares. At August 31, 2005, the Company had 11,344,932 Class A Shares and 208,634,005 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on The Toronto Stock Exchange under SJR.NV.B and on the New York Stock Exchange under the symbol SJR. The 8.50% Series of Preferred Securities (COPrS) are listed on the New York Stock Exchange under SJRPRB. The 8.875% Preferred Securities are listed on The Toronto Stock Exchange under SJR.PR.A.
Trading Range of Class B Non-Voting Shares on The Toronto Stock Exchange

			Total
Quarter	High Close	Low Close	Volume

September 1, 2004 to August 31, 2005
First	22.55	20.07	20,050,796
Second	22.53	20.15	18,545,790
Third	27.16	22.90	42,245,645
Fourth	27.03	24.25	28,675,933

Closing price, August 31, 2005	25.08		109,518,164

Share Splits
There have been three splits of the Company’s shares – February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca/investors.

Shaw Communications Inc.
CORPORATE INFORMATION
August 31, 2005

DIRECTORS	SENIOR OFFICERS	CORPORATE OFFICE	DEBENTURE TRUSTEES
JR Shaw(4)
Executive Chair,
Shaw Communications Inc.

Adrian L. Burns(3)
Corporate Director

James F. Dinning(3)
Non-Executive Chairman
Western Financial Group Inc.

George F. Galbraith (1)(4)
Corporate Director

Ronald V. Joyce(4)
Corporate Director

Charles V. Keating (2)(3)
Corporate Director

Rt. Hon. Donald F.
Mazankowski(3)(4)
Corporate Director

Michael W. O’Brien(1)
Corporate Director

Harold A. Roozen(1)
President and Chief
Executive Officer,
CCI Thermal
Technologies Inc.

Jeffrey C. Royer(2)
Corporate Director

Bradley S. Shaw
Senior Vice President,
Operations, Shaw
Communications Inc.

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.

JC Sparkman(2)(4)
Corporate Director

John S. Thomas(1)
President, Delta Cable
Communications Ltd. &
Coast Cable
Communications Ltd.

Willard (Bill) H. Yuill (2)
Chairman
The Monarch Corporation	JR Shaw
Executive Chair

Jim Shaw
Chief Executive Officer

Rhonda D. Bashnick
Vice President, Finance

Peter J. Bissonnette
President

Michael D’Avella
Senior Vice President, Planning

Robert A. (Randy) Elliot
Senior Vice President,
Technical Operations
Shaw Cablesystems G.P.

Bradley S. Shaw
Senior Vice President,
Operations

Ken C.C. Stein
Senior Vice President,
Corporate and Regulatory Affairs

David Taniguchi
Senior Counsel and Assistant
Corporate Secretary

Steve Wilson
Senior Vice President and
Chief Financial Officer

CORPORATE SECRETARY
Douglas J. Black, QC

HONORARY SECRETARY:
Louis Desrochers, CM,
AOE, QC, LLD
(1) Audit Committee
(2) Human Resources Committee
(3) Corporate Governance Committee
(4) Executive Committee	Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta
Canada T2P 4L4
Phone: (403) 750-4500
Fax: (403) 750-4501
Website: www.shaw.ca

CORPORATE GOVERNANCE
Information concerning Shaw’s corporate governance policies are contained in the Information Circular and is also available on Shaw’s website, www.shaw.ca.

Information concerning Shaw’s compliance with the corporate governance listing standards of the New York Stock Exchange is available in the investor relations section on Shaw’s website, www.shaw.ca.

INTERNET HOME PAGE
Shaw’s Annual Report, Annual Information Form, Quarterly Reports, Press Releases and other relevant investor relations information are available electronically on the Internet at www.shaw.ca.

AUDITORS
Ernst & Young LLP

PRIMARY BANKER
The Toronto-Dominion Bank

TRANSFER AGENTS
CIBC Mellon Trust Company
Calgary, AB
Phone: 1-800-387-0825

Chase Mellon Shareholder
Services, LLC
New York, NY
Phone: 1-800-526-0801	Computershare Trust
Company of Canada
100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
service@computershare.com
Phone: 1-800-564-6253
Fax: 1-888-453-0330 or
416-263-9394

Bank of New York
101 Barclay Street, Floor 21F
New York, NY 10288
Phone 1-800-438-5473
Fax: 212-815-5802

FURTHER
INFORMATION
Financial analysts, portfolio managers, other investors and interested parties may contact the Company at (403) 750-4500 or visit Shaw’s website at www.shaw.ca for further information.

To receive additional copies of this Annual Report, please fax your request to (403) 750-7469 or email investor.relations@sjrb.ca

For further inquiries relating to Shaw’s philanthropic practices, please call (403) 750-7498.

All trademarks used in this annual report are used with the permission of the owners of such trademarks.